JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

19 June 2008

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

[redacted]

08003789

RECEIVED
2008 JUL 15 A 11:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the following documents:

1. SEC Form 17-Q of JG Summit Holdings, Inc. containing the unaudited consolidated financial statements as of and for the period ended March 31, 2008.

2. SEC Form 17-C of JG Summit Holdings, Inc. dated May 8, 2008 regarding the news article entitled "Gokongwei offers to buy gov't stake in Petron".

Thank you very much.

PROCESSED
JUL 17 2008
THOMSON REUTERS

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

7/16

COVER SHEET

1 8 4 0 4 4

SEC Registration Number

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City

(Business Address: No. Street City/Town/Province)

Constante T. Santos	633-7631
(Contact Person)	(Company Telephone Number)

1 2	3 1	1 7 Q		
Month	*Day*	(Form Type)	*Month*	*Day*
(Fiscal Year)			(Annual Meeting)	

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

RECEIVED
2009 JUL 15 A 11:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **March 31, 2008**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines

6. Industry Classification Code: (SEC Use Only)

7. Address of registrant's principal office Postal Code

   43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600

8. Registrant's telephone number, including area code

   (632) 633-7631

9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Three Months Ended March 31, 2008 vs. March 31, 2007

JG Summit posted first quarter revenues of ₱22.11 billion in 2008, up 10.5% from last year's ₱20.0 billion in the same quarter. Our net income, however, dropped 61% from ₱1.74 billion to ₱675.8 million as the weakening peso and volatile capital markets took its toll on the Group's bottomline. Higher translated level of dollar-denominated borrowings had caused the Company to record a net forex loss of ₱781.7 million compared to a net forex gain of ₱718.3 million recorded in the same period last year as the country then experienced a stronger peso. In addition, the Group recorded mark-to-market losses amounting to ₱91.6 million as prices in the capital markets fell sharply during the period. Our core net earnings, excluding the effects of forex and market losses, increased 32% from ₱952 million to ₱1.26 billion.

Consolidated revenues' growth of more than 10% to ₱22.11 billion was due to the strong performance of all the Company's business units. Cebu Pacific, the Company's airline business, posted revenue growth of 33% compared to the same quarter last year from ₱3.19 billion to ₱4.24 billion. Net sales from our petrochemical business reached ₱2.02 billion in the 1st quarter this year compared to ₱566.6 million net sales recorded last year. First quarter revenues from our foods and property businesses have likewise increased compared to last year.

Interest income for the quarter of 2008 declined 25.9% from ₱1.25 billion to ₱927.85 million due to lower average investment portfolio during the period as compared to last year's.

Other income (expense) account, which includes forex and valuation gains from our financial instruments, posted a negative balance amounting to ₱860.92 million for the quarter. Last year's other income amounted to ₱1.50 billion for the 1st quarter. As earlier mentioned, forex losses recorded for this quarter amounted to ₱781.73 million compared to a net forex gain of ₱718.29 million

for the same period last year. Aside from this, the continuing market volatility has resulted to the Company's recognition of a net mark-to-market loss of ₱91.59 million this year from a net mark-to-market gain of ₱489.58 million last year.

Consolidated cost of sales and services for the first three months of the year increased by 32.6% from ₱10.66 billion last year to ₱14.14 billion as the production level of our petrochemical business finally picked up during the period. Aside from this, the food business' cost of sales during the period also increased due to higher sales volume and higher costs of raw materials.

Consolidated operating expenses increased 14.2% as a result of higher operating expenses in our mobile phone network, increased airline operations and expansion of our international branded food operations.

Financing costs and other charges incurred for the 1st quarter dipped 15.9% mainly due to lower interest rates this year.

Provision for income tax declined 28.7% due to lower provision for deferred income tax which can be attributed to recognition of deferred tax on unrealized foreign exchange loss during the period.

EBITDA (earnings before interest, taxes, depreciation and amortization) for the period, amounted to ₱5.10 billion, a 17.3% decline from last year's ₱6.16 billion, excluding the forex and mark-to-market losses, EBITDA increased by 20.6% from ₱4.95 billion last year to ₱5.97 billion this year.

FOODS

Universal Robina Corporation (URC) posted consolidated net sales and services of ₱10.86 billion for the three months ended December 31, 2007, 18% higher than the revenues reported in the same period of last year. Net sales and services performance by business segment follows: (1) URC's BCFG (excluding packaging) increased by ₱1.15 billion or 16.9% to ₱7.95 billion in the first quarter of fiscal 2008 from ₱6.8 billion recorded in the same quarter of fiscal 2007. This increase was primarily due to a 20.1% increase in net sales from BCFG's domestic operations, which was largely driven by the strong performance of its beverage products which posted a 24.4% growth in sales value on the back of a 15.1% increase in volume. The net sales in URC's packaging division went up to ₱364 million or 18.4% from ₱308 million posted in the same period last year due to an increase in sales volume. (2) URC's AIG recorded net sales of ₱1.49 billion, a 10.4% revenue growth from last year brought about by 8.4% increase in net sales of animal feeds due mainly to increase in average selling price. (3) URC's CFG revenues rose to ₱1.05 billion in the first quarter of fiscal 2008 up 42.2% primarily due to increase in average selling prices.

URC's cost of sales and services increased by ₱1.32 billion or 19.1% to ₱8.24 billion for the first quarter of fiscal 2008. Cost of sales and services went up due to increase in sales volume and costs of major raw materials, although costs of some imported raw and packaging materials decreased as a result of continued peso appreciation. URC's gross profit for the first quarter of fiscal 2008 amounted to ₱2.62 billion, an increase of ₱337 million or 14.7% versus same period of last year. Operating expenses increased by ₱149 million to ₱1.71 billion due to increase in freight and other selling expenses brought about by higher trucking and shipping costs associated with higher fuel prices and increased volume. Compensation and other benefits also increased by ₱46 million due to annual salary adjustment and accrual of pension expense. As a result, income from operations increased by 25.8% to ₱916 million in the first quarter of fiscal 2008 from ₱728 million recorded in the first quarter of fiscal 2007.

URC's unaudited net income for the period declined by 75.9% to ₱244 million because of recognition of foreign exchange translation loss this year due to a stronger peso and mark-to-market loss in bond holdings resulting from the general drop in bond prices worldwide and higher taxes.

URC's unaudited core earnings, which is operating profit after equity earnings, net finance and other charges for the first quarter of 2008 reached ₱886 million from ₱768 million reported in the same period last year.

URC will continue to expand its regional operations and domestically firm up its leadership in its core categories and has again set an aggressive target this year to maintain its dominance in the Philippine market as well as in the ASEAN regional market.

URC and its majority-owned subsidiaries' key performance indicators are sales, EBIT (income from operations), EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items), net income and total assets.

PROPERTY

Robinsons Land Corporation (RLC) recorded gross revenues of ₱2.35 billion for the first quarter of fiscal year 2008 from last year's ₱2.26 billion. Net income grew to ₱681.9 million up from, last year's ₱607.8 million. EBITDA stood at ₱1.33 billion, 13% higher than last year's ₱1.18 billion.

RLC's High Rise Buildings Division's accounted for 43% of RLC's revenues. Its strong performance resulted to a 9% growth in revenues, from ₱937.6 million last year to ₱1.02 billion this year, due mainly to initial recognition of realized revenues from two of its ongoing projects, the Gateway Garden Ridge in Mandaluyong and McKinley Park Residence in Fort Bonifacio. Recurring lease income from its five office buildings amounted to ₱161 million compared to ₱126 million over the same period last year or an increase of 28%.

Commercial Centers Division contributed 39% or ₱924.1 million of the Company's gross revenues. The Galleria Mall in Ortigas, Metro East Mall in Pasig, Robinsons Dasmariñas in Cavite and Robinsons Lipa in Batangas posted decent growth in rental revenues.

The Hotel Division, likewise showed revenue growth at 5% from ₱280 million last year to ₱295 million this year. The increase in hotel revenues was principally due to 9% growth in revenues of Crowne Plaza Hotel. The Company's two other hotels registered satisfactory occupancy rates for the period.

The Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported realized revenues amounting to ₱116 million, down by 12% against last year's ₱132 million due to lower sales and project completion.

Real Estate cost increased by 4% from ₱778 million last year to ₱811 million this year due to higher units sold and to higher project completion by High Rise projects, particularly the Gateway Garden Ridge and McKinley Residence projects. Hotel costs and expenses increased due to higher operating cost of Crowne Plaza brought by higher level of operations. General and Administrative expenses went up by 2% due substantially to higher level of advertising and promotions. Net finance income went up by 2% to ₱131.1 million due to lower financing interest from long term borrowings offset by lower interest income from short term money market placements.

TELECOMMUNICATIONS

DIGITEL generated consolidated service and non-service revenues of ₱2,358.9 million for the three-month ended March 31, 2008, an increase of 21.6% over same period last year. The increase was primarily driven by the remarkable growth in the wireless segment by 71.2%.

Service revenues in the wireline voice communication services amounted to ₱911.8 million for the three months ended March 31, 2008. This is a 13.2% decline over last year's revenues of ₱1,050.1 million mainly due to lower international and domestic tolls. It was further exacerbated by the decreasing rates and continued appreciation of the peso against the US dollar resulting also to the

decline in the foreign currency adjustment portion of the monthly recurring charges. Providing cushion to the reduced international and domestic traffic and peso appreciation is the growth of ADSL and wireless telephone with broadband services, known as MANGo. Compared to last year, these services doubled their combined contribution to the total revenue and registered an increase of 32.2% over last year's revenues. Service and non-service revenues for wireline data communication services for the quarter ended March 31, 2008 amounted to ₱102.9 million, lower by 17.1% over the revenues of same period last year of ₱124.1 million. This is mainly due to one-time rental revenues of International Private Lines from certain carriers. The wireless communications business posted a remarkable 71.2% improvement in its service and non-service revenues of ₱1,377.1 million during the first quarter of 2008, from ₱804.6 million during the same period last year as our consumers experienced continuing improvement in our network coverage coupled with the expansion in network capacity.

Consolidated operating expenses for the quarter ended March 31, 2008 amounted to ₱1,861.9 million, higher by ₱405.4 million than the consolidated figure of ₱1,456.5 million for the same period in 2007. The increase was due to a 33.9% or ₱213.9 million increase in network-related expenses due largely to the aggressive roll out activities undertaken in the wireless business during the period and 22.5% or ₱132.5 million increase in general and administrative expenses on account of higher marketing and selling expenses, utilities and outside services.

Net loss increased from ₱440.4 million in 2007 to ₱882.1 million in 2008 largely due to net foreign exchange loss recognized in 2008 of ₱341.1 million compared to a net foreign exchange gain of ₱449.1 million reported for the same period in 2007.

DIGITEL registered a consolidated EBITDA of ₱497.0 million during the first quarter of 2008, higher by 2.9% against ₱482.8 million during the same period in 2007 due primarily to the higher service and non-service revenues generated by the wireless business.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) reported revenues rose to ₱4.24 billion for the three-month period ended March 31, 2008, a 32.6% increase over last year's ₱3.19 billion brought about by additional routes and flights. Correspondingly, costs and operating expenses increased from ₱2.67 billion last year to ₱3.52 billion this year. This was brought about by higher operations-related expenses, particularly, fuel cost which recorded a 47.7% increase from ₱1.01 billion last year to ₱1.48 billion this year. Finance costs declined by 14.0% from ₱205.33 million last year to ₱176.60 million this year, due to lower level of its dollar-denominated debt. However, the recognition of foreign exchange loss amounting to ₱154.74 million during the year compared to a foreign exchange gain of ₱215.70 million last year, contributed to the drop in the airlines' net income for the first quarter of fiscal 2008, from ₱559.85 million last year to ₱389.23 million this year.

PETROCHEMICALS

JG Summit Petrochemicals Corporation's (JGSPC) revenue for the first three months of 2008 rose to ₱2.02 billion from ₱566.64 million last year as a result of higher sales volume from 7,724 MT last year to 31,166 MT this year. Gross margin had a complete turnaround from a negative 9.5% last year to positive 4.9% this year. Variable selling expenses increased by 108.2% relative to revenue growth during the period. The significant increase in gross profit contributed to drop in net loss this year, from ₱165.93 million last year to ₱36.00 million this year.

EQUITY EARNINGS

Equity earnings from associated companies and joint ventures were reported at ₱361.89 million for the three-month period ended March 31, 2008, higher by 19.4% from last year's equity earnings of

₱303.04 million. The growth was attributable to higher income recorded by UIC this year, from SGD 22 million last year to SGD 32 million this year due to consolidation of the results of Pan Pacific hotel. Marina Centre Holdings acquired the remaining 50% interest in Pan Pacific hotel in the end of March 2007. The increase was partly offset by the decline in FPPC's first-quarter income which fell 53% from ₱285 million in 2007 to ₱134 million in 2008.

DISCONTINUED OPERATIONS

Litton Mills, Inc. ceased operations in November 2006. Net income from discontinued operations during the first three months of fiscal 2008 amounting to₱25.85 million is mainly due to recognition of gain on sale of fixed assets amounting to ₱22.44 million. Last year, the textile business still operated for two months resulting to a net loss of ₱7.17 million.

Financial Position

March 31, 2008 vs. December 31, 2007

As of March 31, 2008, the Company's balance sheet remains healthy, with consolidated assets of ₱232.75 billion from ₱229.93 billion as of December 31, 2007. Current ratio stood at 1.00. The Company's indebtedness remained manageable with a gearing ratio of 0.86:1 and net debt to equity of 0.56:1 as of March 31, 2008.

Cash and cash equivalents totaled ₱11.82 billion as of March 31, 2008 down by 11.2% from ₱13.32 billion as of December 31, 2007. The principal sources of cash were from financing activities amounting to ₱3.91 billion. As of March 31, 2008, net cash used in operating and investing activities amounted to ₱310.66 million and ₱5.10 billion, respectively. Investment in bonds and equity securities, presented under financial assets at fair value through profit and loss, available for sale investments and held-to-maturity investments, dropped by 9.2% from ₱24.24 billion as of December 31, 2007 to ₱22.00 billion as of March 31, 2008 as the Group increased its capital expenditures during the period. The Group does not expect any liquidity problems that may arise in the near future.

Inventories increased by 16.9% from ₱10.30 billion as of December 31, 2007 to ₱12.04 billion as of March 31, 2008 due to increased level of raw materials and materials in transit to meet sales demand.

Derivative assets dropped 25% from ₱3.30 billion in December 2007 to ₱2.48 billion as of March 31, 2008. This decrease was brought about by maturity of derivative instruments during the first quarter of 2008.

Other current assets increased by 18.9% to ₱5.97 billion as of March 31, 2008 from ₱5.02 billion as of December 31, 2007 due to increase in advances to suppliers and certain pre-delivery payments related to aircraft acquisition.

Assets of disposal group classified as held for sale pertains to total assets of the textile and printing businesses, which ceased operation last year. Outstanding balance of this account further decreased during the first three months of fiscal 2008 as the textile business continue to dispose of its remaining inventories and fixed assets.

Property, plant and equipment rose to ₱109.15 billion as of March 31, 2008, from ₱105.61 billion in December 31, 2007 mainly due to the on-going expansion of the facilities of our cellular telecommunications business, additional aircrafts by the airline division, expansion of our branded consumer foods business and continuous construction of the real estate business.

Other noncurrent assets dropped 11.1% from ₱4.72 billion in December 31, 2007 to ₱4.19 billion as of March 31, 2008 due to lower level of security deposits during the period.

Accounts payable and accrued expenses declined by 2.9% from ₱27.51 billion as of year-end 2007 to ₱26.70 billion due to lower level of deposit liabilities from the Company's bank subsidiary.

Short-term debt grew 10.8% from ₱17.26 billion as of December 31, 2007 to ₱19.12 billion as of March 31, 2007 due to increase in trust receipts of the food business.

Derivative liabilities dropped by 69.2% to ₱301.50 million as of March 31, 2008 from ₱978.16 million in December 31, 2007 mainly due to maturity of derivative instruments during the quarter.

Income tax payable increased 52% from ₱308.46 million in December 2007 to ₱468.79 million in March 2008 mainly due to higher level of tax payable recognized by the foods and real estate businesses.

Other current liabilities declined 19.1% to ₱4.21 billion as of March 31, 2008 from ₱5.20 billion as of December 31, 2007 due to decrease in current portion of customer deposits.

Liabilities directly associated with the assets classified as held for sale pertains to total liabilities of the textile and printing businesses. As of March 31, 2008, outstanding balance of such account amounted to ₱61.17 million from ₱23.43 million in December 2007, which can be attributed to advance payments received for acquisition of LMI's remaining fixed assets.

Long-term debt, including current portion, increased by 2.3% from ₱62.75 billion as of December 31, 2007 to ₱64.18 billion due to recovery of the US dollar, which affected the translated level of the Group's foreign-denominated obligations. Aside from this, certain subsidiaries also availed of additional loans.

Other noncurrent liabilities grew 28.0% to ₱9.97 billion as of March 31, 2008 due to higher level of accrued project costs recorded by the telecommunications business.

Stockholders' equity grew to ₱77.34 billion as of March 31, 2008 from ₱76.77 billion at the end of 2007. Book value per share improved from ₱11.30 per share as of December 31, 2007 to ₱11.38 per share as of March 31, 2008.

KEY PERFORMANCE INDICATORS

The Company sets certain performance measures to gauge its operating performance periodically and to assess its overall state of corporate health. Listed below are the major performance measures, which the Company has identified as reliable performance indicators. Analyses are employed by comparisons and measurements on a consolidated basis based on the financial data as of March 31, 2008 and December 31, 2007 and for the three months ended March 31, 2008 and 2007:

Key Financial Indicators	2008	2007
Revenues	P22,107 million	P20,014 million
EBIT	P2,515 million	P3,992 million
EBITDA	P5,096 million	P6,159 million
Current ratio	1.00	1.02
Gearing ratio	0.86	0.83
Net debt to equity ratio	0.56	0.51
Book value per share	11.38	11.30

The manner by which the Company calculates the above key performance indicators for both year-end 2008 and 2007 is as follows:

Key Financial Indicators		
Revenues	=	Total of sales and services, interest and investment income, equity in net earnings and other income
EBIT	=	Earnings before interest expense and taxes computed as net income before nonrecurring items add provision for income tax and financing costs.
EBITDA	=	Earnings before interest, taxes and depreciation and amortization computed as net income before nonrecurring items add (deduct) provision for income tax, financing costs and depreciation and amortization.
Current ratio	=	Total current assets over current liabilities
Gearing ratio	=	Total Financial Debt over Stockholders' Equity and Minority Interest.
Net debt to equity ratio	=	Total Financial Debt less Cash including Financial Assets at FVPL and AFS investments (excluding RSB Cash and AFS investments) over Stockholders' Equity and Minority Interest.
Book value per share	=	Stockholders' Equity over outstanding no. of common shares as of year-end

As of March 31, 2008, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:

JAMES L. GO
Chairman and Chief Executive Officer
Date: 5-15-08

LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date: 5-15-08

CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 5-15-08

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands)

	March 31, 2008	December 31, 2007
	(Unaudited)	(Audited)
ASSETS		
Current Assets		
Cash and cash equivalents (Note 6)	**P11,820,014**	P13,317,839
Financial assets at fair value through profit and loss	**17,717,904**	19,240,699
Available-for-sale investments	**4,015,655**	4,734,603
Receivables - net (Note 7)	**17,587,380**	17,514,738
Inventories (Note 8)	**12,040,970**	10,301,591
Derivative assets	**2,477,625**	3,303,006
Other current assets	**5,966,084**	5,018,262
	71,625,632	73,430,738
Assets of disposal group classified as held for sale	**617,704**	791,630
Total Current Assets	**72,243,336**	74,222,368
Noncurrent Assets		
Held-to-maturity investments	**262,136**	261,139
Investment properties - net	**24,163,804**	24,045,776
Investments in associates and joint ventures - net	**20,404,519**	18,875,832
Property, plant and equipment - net	**109,154,564**	105,608,377
Goodwill - net	**844,548**	844,548
Biological assets - bearer	**1,161,590**	1,050,569
Intangibles - net	**318,619**	308,379
Other noncurrent assets	**4,194,193**	4,716,957
Total Noncurrent Assets	**160,503,973**	155,711,577
	P232,747,309	P229,933,945
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued expenses (Note 9)	**P26,700,627**	P27,506,045
Short-term debt (Note 10)	**19,124,894**	17,256,286
Current portion of long-term debt (Note 11)	**21,365,580**	21,443,503
Income tax payable	**468,793**	308,459
Derivative liabilities	**301,501**	978,161
Other current liabilities	**4,209,825**	5,205,621
	72,171,220	72,698,075
Liabilities directly associated with the assets classified as held for sale	**61,167**	23,432
Total Current Liabilities	**72,232,387**	72,721,507
Noncurrent Liabilities		
Long-term debt - net of current portion (Note 11)	**42,818,084**	41,309,216
Cumulative redeemable preferred shares (Note 12)	**2,107,819**	2,107,819
Deferred income tax liabilities - net	**6,462,761**	6,619,973
Other noncurrent liabilities	**9,972,490**	7,792,682
Total Noncurrent Liabilities	**61,361,154**	57,829,690
Total Liabilities	**133,593,541**	130,551,197

(Forward)

	March 31, 2008	December 31, 2007
	(Unaudited)	(Audited)
Equity		
Equity attributable to equity holders of the parent: (Note 13)		
Paid-up capital	**12,856,988**	12,856,988
Retained earnings	**66,221,969**	65,546,119
Other reserves	**(1,017,274)**	(906,817)
Treasury shares	**(721,848)**	(721,848)
	77,339,835	76,774,442
Minority interest	**21,813,933**	22,608,306
Total Equity	**99,153,768**	99,382,748
	P232,747,309	P229,933,945

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In Thousands Except Per Share Amounts)

	Three Months Ended March 31	
	2008	2007
CONTINUING OPERATIONS		
Revenue		
Sale of goods and services:		
Foods	**P10,859,150**	P9,199,029
Air transportation	**4,235,924**	3,194,857
Telecommunications	**2,358,885**	1,939,278
Real estate and hotels	**2,208,083**	2,063,861
Petrochemicals	**2,016,595**	566,640
Interest income	**927,851**	1,251,731
Equity in net income of associates and joint ventures	**361,887**	303,042
Others	**(860,925)**	1,495,652
	22,107,450	20,014,090
Expenses		
Cost of sales and services	**14,143,098**	10,663,789
General and administrative expenses	**5,503,257**	4,818,934
Impairment losses and others	**54,416**	43,387
Financing costs and other charges	**1,564,178**	1,860,862
	21,264,949	17,386,972
Income Before Income Tax	**842,501**	2,627,118
Provision for Income Tax	**274,738**	385,556
INCOME AFTER INCOME TAX FROM CONTINUING OPERATIONS	**567,763**	2,241,562
INCOME (LOSS) AFTER INCOME TAX FROM DISCONTINUED OPERATIONS	**25,928**	(7,170)
NET INCOME	**P593,691**	P2,234,392
ATTRIBUTABLE TO		
Equity holders of the parent	**P675,850**	P1,745,880
Minority interest	**(82,159)**	488,512
	P593,691	P2,234,392
EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		
Basic/diluted earnings per share (Note 14)	**P0.10**	P0.26
Basic/diluted earnings per share from continuing operations	**P0.10**	P0.26

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands)

	Three Months Ended March 31	
	2008	2007
Capital stock - P1 par value		
Authorized:		
Common - 12,850,800,000 shares		
Preferred - 2,000,000,000 shares		
Issued:		
Common - 6,895,273,657 shares	**P6,895,274**	P6,895,274
Additional paid-in capital	**5,961,714**	5,961,714
Other reserves	**(1,017,274)**	220,921
Retained earnings		
Beginning	**65,546,119**	57,136,033
Net income	**675,850**	1,745,880
End	**66,221,969**	58,881,913
Treasury stock - at cost	**(721,848)**	(721,848)
	77,339,835	71,237,974
Attributable to minority interest	**21,813,933**	21,570,549
	P99,153,768	P92,808,523

See accompanying Notes to Unaudited Consolidated Financial Statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Three Months Ended March 31	
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax from continuing operations	**P842,500**	P2,627,118
Income (loss) before income tax from discontinued operations	**25,928**	(7,170)
Adjustments for:		
Depreciation and amortization	**2,581,496**	2,166,755
Interest expense	**1,493,747**	1,769,963
Interest income	**(927,851)**	(1,251,731)
Equity in net income of associates and joint ventures	**(361,887)**	(303,042)
Provisions for impairment losses on receivables	**54,416**	43,387
Foreign exchange gain - net	**781,733**	(718,291)
Market valuation gain on derivative instruments	**(128,442)**	(19,242)
Market valuation (gain) loss on financial assets at fair value through profit and loss	**220,035**	(470,337)
Gain on sale of financial assets at fair value through profit and loss	**(5,289)**	(1,242)
Operating income before changes in operating accounts	**4,576,386**	3,836,168
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables	**(140,244)**	(503,585)
Inventories	**(1,665,664)**	(1,412,025)
Other current assets	**106,898**	(282,123)
Increase (decrease) in:		
Accounts payable and accrued expenses	**(1,086,108)**	8,178,036
Other current liabilities	**(1,672,456)**	610,464
Net cash generated from operations	**118,812**	10,426,935
Interest received	**955,742**	1,183,597
Interest paid	**(1,175,322)**	(3,801,229)
Income taxes paid	**(209,897)**	(106,387)
Net cash provided by (used in) operating activities	**(310,665)**	7,702,916
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Financial assets at fair value through profit and loss	**1,308,048**	234,391
Available-for-sale investments	**718,948**	2,491,440
Held-to-maturity investments	**(997)**	325,585
Other noncurrent assets	**322,341**	(415,691)
Biological assets	**(111,021)**	(40,627)
Investments in associates and joint ventures	**(1,277,256)**	43,469
Property, plant and equipment - net	**(5,650,177)**	(6,730,386)
Investment properties - net	**(407,285)**	(286,131)
Net cash used in investing activities	**(5,097,399)**	(4,377,950)

(Forward)

	Three Months Ended March 31	
	2008	2007
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Short-term debt	**1,868,608**	(1,973,102)
Long-term debt	**635,756**	269,667
Other noncurrent liabilities	**2,118,090**	638,215
Minority interest in consolidated subsidiaries	**(712,215)**	142,375
Net cash provided by (used in) financing activities	**3,910,239**	(922,845)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(1,497,825)**	2,402,121
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**13,317,839**	24,834,015
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**P11,820,014**	P27,236,136

See accompanying Notes to Unaudited Consolidated Financial Statements.

1. Corporate Information

JG Summit Holdings, Inc. (the Parent Company) is incorporated in the Republic of the Philippines. The registered office address of the Parent Company is 43rd Floor Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City.

The Parent Company is the holding company of the JG Summit Group (the Group), with principal business interests in branded consumer foods, agro-industrial and commodity food products, real property development, hotels, banking and financial services, telecommunications, petrochemicals, air transportation and power generation.

The Group conducts business throughout the Philippines, but primarily in and around Metro Manila where it is based. The Group also has branded food businesses in the People's Republic of China and in the Association of Southeast Asian Nations region, and an interest in a property development business in Singapore.

The principal activities of the Group are further described in Note 5 to the consolidated financial statements.

2. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying consolidated financial statements of the Group have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss (FVPL), available-for-sale (AFS) investments and derivative financial instruments that have been measured at fair value, and biological assets and agricultural produce that have been measured at fair value less estimated point-of-sale costs.

The consolidated financial statements of the Group are presented in Philippine Peso. The functional and presentation currency of the Parent Company and its Philippine subsidiaries (except certain consolidated foreign subsidiaries) is the Philippine Peso (see further discussion under Foreign Currency Translation/Transactions section).

Basis of Consolidation

The consolidated financial statements include the financial statements of the Parent Company and the following wholly and majority owned subsidiaries:

Subsidiaries	Country of Incorporation	Effective Percentage of Ownership 2008	2007
Food			
Universal Robina Corporation (URC) and Subsidiaries	Philippines*	**60.28**	59.18
Air Transportation			
Cebu Air, Inc. (CAI)	-do-	**100.00**	100.00
CP Air Holdings, Inc. (CPAHI)	-do-	**100.00**	100.00
Telecommunications			
Digital Telecommunications Phils., Inc. (Digitel) and Subsidiaries**	-do-	**49.80**	49.80
Real Estate and Hotels			
Robinsons Land Corporation and Subsidiaries (RLC)	-do-	**60.01**	60.01
Adia Development and Management Corporation	-do-	**100.00**	100.00
Petrochemicals			
JG Summit Petrochemical Corporation (JGSPC)	-do-	**100.00**	82.28
International Capital and Financial Services			
Express Holdings, Inc. (EHI) and a Subsidiary	-do-	**100.00**	100.00
JG Summit Capital Services Corp. (JGSCSC) and Subsidiaries	-do-	**100.00**	100.00
JG Summit (Cayman), Ltd. (JGSCL)	Cayman Island	**100.00**	100.00
JG Summit Philippines Ltd. (JGSPL) and Subsidiaries	British Virgin Islands	**100.00**	100.00
JG Summit Limited (JGSL)	-do-	**100.00**	100.00
Textiles			
Westpoint Industrial Mills Corporation	Philippines	**100.00**	100.00
Litton Mills, Inc. (LMI)	-do-	**100.00**	100.00
Supplementary Businesses			
Cebu Pacific Manufacturing Corporation	-do-	**100.00**	100.00
Hello Snack Foods Corporation	-do-	**100.00**	100.00
JG Cement Corporation	-do-	**100.00**	100.00
Savannah Industrial Corporation	-do-	**100.00**	100.00
Terai Industrial Corporation	-do-	**100.00**	100.00
Unicon Insurance Brokers Corporation	-do-	**100.00**	100.00
Premiere Printing Company, Inc.	-do-	**100.00**	100.00

* *Certain URC subsidiaries are located in other countries, such as China, Vietnam, Thailand, Malaysia, etc.*

** *The consolidated financial statements include the accounts of entities over which the Group has the ability to govern the financial and operating policies to obtain benefits from their activities. The Group's consolidated financial statements include the accounts of Digital Telecommunications Phils., Inc. and its wholly owned subsidiaries (the Digitel Group). As disclosed above, the Digitel Group is a 49.8% owned company as of March 31, 2008 and 2007.*

Standing Interpretations Committee (SIC) 12, *Consolidation - Special Purpose Entities*, prescribes guidance on the consolidation of special purpose entities (SPE). Under SIC 12, an SPE should be consolidated when the substance of the relationship between a certain company and the SPE indicates that the SPE is controlled by the company. Control over an entity may exist even in cases where an enterprise owns little or none of the SPE's equity, such as when an entity retains majority of the residual risks related to the SPE or its assets in order to obtain benefits from its activities. In accordance with SIC 12, the Group's consolidated financial statements include the accounts of Cebu Aircraft Leasing Limited (CALL) and IBON Leasing Limited (ILL). CALL and ILL are SPEs in which the Group does not have equity interest. CALL and ILL acquired the passenger aircraft for lease to CAI under a finance lease arrangement and funded the acquisitions through long-term debt.

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. All significant intercompany transactions and balances, including intercompany profits and unrealized profits and losses, are eliminated in the consolidation.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. Under PFRS, it is acceptable to use, for consolidation purposes, the financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three (3) months. Subsidiaries in the following businesses have a financial year-end of September 30: food, textiles, real estate and hotels, petrochemicals and substantially all subsidiaries in supplementary businesses.

Acquisitions of subsidiaries are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest.

Any excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities represents goodwill. Any excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of business combination is recognized in the consolidated statement of income on the date of acquisition.

Minority interests represent the portion of income or loss and net assets not held by the Group and are presented separately in the consolidated statement of income and within equity in the consolidated balance sheet, separately from the parent shareholders' equity. Acquisitions of minority interests are accounted for using the parent entity extension method, whereby, the difference between the consideration and the book value of the share of the net assets acquired is recognized as goodwill.

Changes in Accounting Policies
The accounting policies adopted are consistent with those of the previous financial years, except for the adoption of a new accounting standard, amendments to accounting standards and certain Philippine Interpretations that are discussed below. The adoption of the new and amended standards, as well as the Philippine Interpretations, did not have any effect on the consolidated financial statements of the Group. They did, however, give rise to additional disclosures.

- Amendment to PAS 1, *Presentation of Financial Statements: Capital Disclosures*

  This amendment requires the Group to make new disclosures to enable users of the consolidated financial statements to evaluate the Group's objectives, policies and processes for managing capital.

- Philippine Interpretation IFRIC 8, *Scope of PFRS 2*

  This Philippine Interpretation requires PFRS 2 to be applied to any arrangements in which the entity cannot identify specifically some or all of the goods received, in particular where equity instruments are issued for consideration which appears to be less than fair value. This Philippine Interpretation did not have any effect on the consolidated financial statements of the Group.

- Philippine Interpretation IFRIC 10, *Interim Financial Reporting and Impairment*

  This Philippine Interpretation prohibits the reversal of impairment loss on goodwill and AFS equity investments recognized in the interim financial reports even if impairment is no longer present at the annual balance sheet date. The adoption of this Philippine Interpretation did not have any effect on the consolidated financial statements of the Group.

Significant Accounting Policies

Revenue and Cost Recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales taxes or duty. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods
Revenue from sale of goods is recognized upon delivery, when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable, net of any trade discounts, prompt payment discounts and volume rebates.

Rendering of telecommunications services
Revenue from telecommunications services includes the value of all telecommunications services provided, net of free usage allocations and discounts. Revenue is recognized when earned, and are net of the share of other foreign and local carriers and content providers, if any, under existing correspondence and interconnection and settlement agreements.

Revenue is stated at amounts billed or invoiced and accrued to subscribers or other carriers and content providers, taking into consideration the bill cycle cut-off (for postpaid subscribers), and charged against preloaded airtime value (for prepaid subscribers), and excludes valued-added tax (VAT) and overseas communication tax.

The Group's service revenue includes the revenue earned from subscribers and traffic. With respect to revenue earned from subscribers, revenue principally consists of: (1) per minute airtime and toll fees for local, domestic and international long distance calls in excess of free call allocation, less prepaid reload discounts and interconnection fees; (2) revenue from value-added services such as short messaging services (SMS) in excess of free SMS and multimedia messaging services (MMS), content downloading and infotext services, net of payout to other foreign and local carriers and content providers; (3) inbound revenue from other carriers which terminate their calls to the Group's network; (4) revenue from international roaming services; (5) fixed monthly service fees (for postpaid wireless subscribers) and prepaid subscription fees for discounted promotional calls and SMS; and (6) proceeds from sale of phone kits, subscribers' identification module (SIM) packs and other phone accessories.

Postpaid service arrangements include fixed monthly charges which are recognized over the subscription period on a pro-rata basis. Telecommunications services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. As a result of billing cycle cut-off, service revenue earned but not yet billed at end of month are estimated and accrued. These estimates are based on actual usage less estimated free usage using a historical ratio of free over billable usage.

Proceeds from sale of prepaid cards are initially recognized as unearned revenue (recorded under Other Current Liabilities account in the consolidated balance sheet). Revenue is realized upon actual usage of the airtime value of the card, net of free service allocation. The unused value of prepaid cards is likewise recognized as revenue upon expiration. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred.

With respect to revenue earned from connecting carriers/traffic, inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers and content providers. Inbound revenue represents settlements received for traffic originating from telecommunications providers that are sent through the Group's network, while outbound charges represent settlements to telecommunications providers for traffic originating from the Group's network and settlements to providers for contents downloaded by subscribers. Both the inbound revenue and outbound charges are accrued based on actual volume of traffic monitored by the Group from the switch. Adjustments are made to the accrued amount for discrepancies between the traffic volume per the Group's records and per records of other carriers. The adjustments are recognized as these are determined and are mutually agreed-upon by the parties. Uncollected inbound revenue are shown under Receivables - net account in the consolidated balance sheet, while unpaid outbound charges are shown under Accounts Payable and Accrued Expenses account in the consolidated balance sheet.

Proceeds from sale of phonekits and SIM cards/packs received from certain mobile subscribers are recognized upon actual receipts, and are included under Other Revenue account in the consolidated statement of income.

Rendering of air transportation services
Passenger ticket and cargo waybill sales are initially recorded as unearned revenue (included under Other Current Liabilities account in the consolidated balance sheet) until recognized as Revenue in the consolidated statement of income, when the transportation service is rendered.

The related commission is recognized as expense in the same period when the transportation service is provided. The amount of commission not yet recognized as expense is recorded as a prepayment under Other Current Assets account in the consolidated balance sheet.

Revenue from in-flight sales and other services are recognized when the goods are delivered or the services are carried out.

Sale of real estate
Real estate sales are accounted for under the percentage-of-completion method when: (a) equitable interest and/or legal title to the subject properties is transferred to the buyer; (b) the seller is obliged to perform significant acts after the subject properties are sold; (c) the amount of revenue can be measured reliably; (d) the costs incurred or to be incurred can be measured reliably; and (e) it is probable that the economic benefits will flow to the entity. Under this method, revenue is recognized as the related obligations are fulfilled, measured principally on the basis of the estimated completion of a physical proportion of the contract work.

If any of the criteria under the percentage-of-completion method is not met, the deposit method is applied until all the conditions for recording a sale are met. Pending recognition of sale, cash received from buyers are recorded as customers' deposits which are included under Other Current Liabilities account in the consolidated balance sheet.

Revenue from hotel operations are recognized when services are rendered. Revenue from banquets and other special events are recognized when the events take place.

Dividend income
Dividend income is recognized when the shareholder's right to receive the payment is established.

Rent income
The Group leases certain commercial real estate properties to others under an operating lease arrangement. Rental income on leased properties is recognized on a straight-line basis over the lease term, or based on a certain percentage of the gross revenue of the tenants, as provided under the terms of the lease contract. Contingent rents are recognized as revenue in the period in which they are earned.

Interest income
Interest is recognized as it accrues (using the effective interest rate method under which interest income is recognized at the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Other fees
Loan fees that are directly related to the acquisition and origination of loans are amortized using the effective interest rate method over the term of the receivable. Fees related to the administration and servicing of loans are recognized as revenue as the services are rendered. Service charges and penalties are recognized only upon collection or are accrued when there is reasonable degree of certainty as to its collectibility.

Cash and Cash Equivalents
Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three (3) months or less from dates of placement, and that are subject to an insignificant risk of changes in value.

Recognition of Financial Instruments

Date of recognition
Financial instruments within the scope of PAS 39, *Financial Instruments: Recognition and Measurement*, are recognized in the consolidated balance sheet, when the Group becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace are recognized using the settlement date accounting.

Initial recognition of financial instruments
Financial instruments are recognized initially at fair value. Except for financial instruments designated at FVPL, the initial measurement of financial assets includes transaction costs. The Group classifies its financial assets into the following categories: financial assets at FVPL, held-to-maturity (HTM) investments, AFS investments, and loans and receivables. The Group classifies its financial liabilities into financial liabilities at FVPL and other financial liabilities. The classification depends on the purpose for which the investments were acquired and whether they are quoted in an active market. Management determines the category of its investments at initial recognition and, where allowed and appropriate, re-evaluates such designation at every reporting date.

Determination of fair value
The fair value for financial instruments traded in active markets at balance sheet date is based on their quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and ask prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances, since the time of the transaction.

For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, options pricing models and other relevant valuation models.

Day 1 profit or loss
Where the transaction price in a non-active market is different from the fair value based on other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, the Group recognizes the difference between the transaction price and fair value (a Day 1 profit or loss) in the consolidated statement of income. In cases where variables used are made of data which is not observable, the difference between the transaction price and model value is only recognized in the consolidated statement of income when the inputs become observable or when the instrument is derecognized. For each transaction, the Group determines the appropriate method of recognizing the Day 1 profit or loss amount.

Financial assets and financial liabilities at FVPL
Financial assets and financial liabilities at FVPL include financial assets and financial liabilities held for trading purposes, derivative instruments or those designated upon initial recognition when any of the following criteria are met:

- the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis; or

- the assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; or

- the financial instrument contains an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Financial assets and financial liabilities at FVPL are recorded in the consolidated balance sheet at fair value. Changes in fair value are reflected in the consolidated statement of income. Interest earned or incurred is recorded in interest income or expense, respectively, while dividend income is recorded in other operating income according to the terms of the contract, or when the right of the payment has been established.

The Group's financial assets at FVPL consist of private bonds, government securities, equity securities and derivative instruments.

Derivatives recorded at FVPL
The Parent Company and certain subsidiaries are counterparties to derivative contracts, such as currency forwards, cross currency swaps, credit default swaps, equity options, currency options and commodity options. These derivatives are entered into as a means of reducing or managing their respective foreign exchange and interest rate exposures, as well as for trading purposes. Such derivative financial instruments are initially recorded at fair value on the date at which the derivative contract is entered into and are subsequently remeasured at fair value. Any gains or losses arising from changes in fair values of derivatives (except those accounted for as accounting hedges) are taken directly to the consolidated statement of income. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

For the purpose of hedge accounting, hedges are classified primarily as either: (a) a hedge of the fair value of an asset, liability or a firm commitment (fair value hedge); or (b) a hedge of the exposure to variability in cash flows attributable to an asset or liability or a forecasted transaction (cash flow hedge). In 2008 and 2007, the Group did not apply hedge accounting treatment for its derivative transactions.

The fair values of the Group's derivative instruments are calculated by using certain standard valuation methodologies and quotes obtained from third parties.

Embedded derivatives
Embedded derivatives are bifurcated from their host contracts, when the following conditions are met: (a) the entire hybrid contracts (composed of both the host contract and the embedded derivative) are not accounted for as financial assets at FVPL; (b) when their economic risks and characteristics are not closely related to those of their respective host contracts; and (c) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

The Group has certain derivatives that are embedded in nonfinancial host contracts (such as purchase orders, network contracts and service agreements). These embedded derivatives include foreign currency denominated derivatives in purchase orders and certain network and service agreements. The fair value changes are recognized directly to the consolidated statement of income.

HTM investments
HTM investments are quoted nonderivative financial assets with fixed or determinable payments and fixed maturities which the Group's management has the positive intention and ability to hold to maturity. Where the Group sells other than an insignificant amount of HTM investments, the entire category would be tainted and reclassified as AFS investments. After initial measurement, these investments are subsequently measured at amortized cost using the effective interest rate method, less any impairment in value. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees that are an integral part of the effective interest rate.

Gains and losses are recognized in the consolidated statement of income, when the HTM investments are derecognized and impaired, as well as through the amortization process. The effects of restatement of foreign currency-denominated HTM investments are recognized in the consolidated statement of income.

The Group's HTM investments consist of government securities, treasury notes and private bonds.

Loans and receivables
Loans and receivables are nonderivative financial assets with fixed or determinable payments and fixed maturities that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest rate method, less any allowance for impairment. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. The amortization is included under Interest Income account in the consolidated statement of income. Gains and losses are recognized in the consolidated statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

This accounting policy applies primarily to the Group's trade and other receivables, and certain refundable security deposits.

AFS investments
AFS investments are those nonderivative investments which are designated as such or do not qualify to be classified as designated as financial assets or financial liabilities at FVPL, HTM investments or loans and receivables. They are purchased and held indefinitely, and may be sold in response to liquidity requirements or changes in market conditions.

After initial measurement, AFS investments are subsequently measured at fair value. The effective yield component of AFS debt securities, as well as the impact of restatement on foreign currency-denominated AFS debt securities, is reported in the consolidated statement of income. The unrealized gains and losses arising from the fair valuation of AFS investments are excluded, net of tax, from reported earnings and are reported under Other Reserves account in the Equity section of the consolidated balance sheet.

When the security is disposed of, the cumulative gain or loss previously recognized in equity is recognized in the consolidated statement of income. Interest earned on holding AFS investments are reported as interest income using the effective interest rate. Where the Group holds more than one (1) investment in the same security these are deemed to be disposed of on a first-in, first-out basis. Interest earned on holding AFS investments are reported as interest income using the effective interest rate. Dividends earned on holding AFS investments are recognized in the consolidated statement of income, when the right to receive payment has been established. The losses arising from impairment of such investments are recognized under Impairment Losses and Others account in the consolidated statement of income.

The Group's AFS investments consist of government securities, private bonds and equity securities.

Other financial liabilities
Issued financial instruments or their components, which are not designated at FVPL are classified as other financial liabilities where the substance of the contractual arrangement results in the Group having an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares. The components of issued financial instruments that contain both liability and equity elements are accounted for separately, with the equity component being assigned the residual amount after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component on the date of issue.

After initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on the issue and fees that are an integral part of the effective interest rate. Any effects of restatement of foreign currency-denominated liabilities are recognized in the consolidated statement of income.

This accounting policy applies primarily to the Group's short-term and long-term debt, accounts payable and accrued expenses and other obligations that meet the above definition (other than liabilities covered by other accounting standards, such as income tax payable and pension liabilities).

Classification of Financial Instruments Between Debt and Equity

A financial instrument is classified as debt, if it provides for a contractual obligation to:

- deliver cash or another financial asset to another entity; or
- exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Group; or
- satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares.

If the Group does not have an unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation, the obligation meets the definition of a financial liability.

The components of issued financial instruments that contain both liability and equity elements are accounted for separately, with the equity component being assigned the residual amount, after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component on the date of issue.

Impairment of Financial Assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one (1) or more events that has occurred after the initial recognition of the asset (an incurred 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

If there is objective evidence that an impairment loss on financial assets carried at amortized cost (i.e. receivables) has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account. The loss is recognized in the consolidated statement of income. The asset, together with the associated allowance accounts, is written off when there is no realistic prospect of future recovery.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtor's ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets

that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of income to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

The Group performs a regular review of the age and status of these accounts, designed to identify accounts with objective evidence of impairment and provide the appropriate allowance for impairment loss. The review is accomplished using a combination of specific and collective assessment approaches, with the impairment loss being determined for each risk grouping identified by the Group.

HTM investments
The Group assesses whether there is objective evidence of impairment. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The carrying amount of the asset is reduced through use of an allowance account and the amount of loss is charged to the consolidated statement of income. Interest income continues to be recognized based on the original effective interest rate of the asset. The HTM investments, together with the associated allowance accounts, are written off when there is no realistic prospect of future recovery and all collaterals have been realized. If, in a subsequent year, the amount of the estimated impairment loss decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is reduced by adjusting the allowance account. If a future write off is later recovered, any amounts formerly charged will be credited to the Impairment Losses and Others account in the consolidated statement of income.

AFS investments
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. In case of equity investments classified as AFS investments, this would include a significant or prolonged decline in the fair value of the investments below its cost. Where there is evidence of impairment, the cumulative loss which is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statement of income is removed from equity and recognized in the consolidated statement of income. Impairment losses on equity investments are not reversed through the consolidated statement of income. Increases in fair value after impairment are recognized directly in equity.

In the case of debt instruments classified as AFS investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset and is recorded under Interest Income account in the consolidated statement of income. If, in subsequent year, the fair value of a debt instrument increases, and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of income, the impairment loss is reversed through the consolidated statement of income.

Derecognition of Financial Instruments

Financial assets
A financial asset (or, where applicable a part of a financial asset or part of a group of financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of ownership and retained control of the asset, or (b) has neither transferred nor retained the risk and rewards of the asset but has transferred the control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Offsetting Financial Instruments
Financial assets and financial liabilities are offset and the net amount is reported in the consolidated balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. This is not generally the case with master netting agreements; thus, the related assets and liabilities are presented gross in the consolidated balance sheet.

Inventories
Inventories, including goods-in-process, are valued at the lower of cost or net realizable value (NRV). NRV is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. NRV for materials, spare parts and other supplies represents the related replacement costs.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods, work-in-process, raw materials and packaging materials
Cost is determined using the average method. Finished goods and work-in-process include direct materials and labor and a proportion of manufacturing overhead costs based on actual goods processed and produced, but excluding borrowing costs.

Subdivision land and condominium and residential units for sale
Subdivision land, condominium and residential units for sale are carried at the lower of cost or NRV. Cost includes costs incurred for development and improvement of the properties and interest costs on loans directly attributable to the projects which were capitalized during construction.

Materials in-transit
Cost is determined using the specific identification basis.

Spare parts and other supplies
Cost is determined using the first-in, first-out method.

Assets Held for Sale
The Group classifies assets as held for sale (disposal group) when their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset and an active program to locate a buyer and complete the plan must have been initiated. Furthermore, the asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale should be expected to qualify for recognition as a completed sale within one (1) year from the date of classification.

The related results of operations and cash flows of the disposal group that qualify as discontinued operation are separated from the results of those that would be recovered principally through continuing use, and prior years' consolidated statement of income and consolidated statement of cash flows are represented. Results of operations and cash flows of the disposal group that qualify as discontinued operations are presented in the consolidated statement of income and consolidated statement of cash flows as items associated with discontinued operations.

Investment Properties
Investment properties consist of properties that are held to earn rentals or for capital appreciation or both, and those which are not occupied by entities in the Group. Investment properties, except for land, are carried at cost less accumulated depreciation and less impairment loss, if any. Land is carried at cost less impairment loss, if any. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met, and excludes the cost of day-to-day servicing of an investment property.

The Group's investment properties are depreciated using the straight-line method over their estimated useful lives (EUL) as follows:

Land improvements	10 years
Buildings and building improvements	10 to 20 years
Theater furniture and equipment	5 years

Investment properties are derecognized when either they have been disposed of or when the investment properties are permanently withdrawn from use and no future economic benefit is expected from their disposal. Any gains or losses on the retirement or disposal of investment properties are recognized in the consolidated statement of income in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by the end of owner occupation, commencement of an operating lease to another party or by the end of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner occupation or commencement of development with a view to sale.

For a transfer from investment property to owner occupied property to inventories, the deemed cost of property for subsequent accounting is its fair value at the date of change in use. If the property occupied by the Group as an owner-occupied property becomes an investment property, the Group accounts for such property in accordance with the policy stated under Property, Plant and Equipment account up to the date of change in use. When the Group completes the construction or development of a self-constructed investment property, any difference between the fair value of the property at that date and its previous carrying amount is recognized in the consolidated statement of income.

Investments in Associates and Joint Ventures

An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture.

The Group also has interests in joint ventures which are jointly controlled entities. A joint venture is a contractual arrangement whereby two (2) or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest.

The Group's investments in its associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investments in associates and joint ventures are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates and joint ventures. The consolidated statement of income reflects the share of the results of operations of the associates and joint ventures. Where there has been a change recognized directly in the investees' equity, the Group recognizes its share of any changes and discloses this, when applicable, in the consolidated statement of changes in equity. Profits and losses arising from transactions between the Group and the associate are eliminated to the extent of the interest in the associates and joint ventures.

The Group's investments in certain associates and joint ventures include goodwill on acquisition, less any impairment in value. Goodwill relating to an associate or joint venture is included in the carrying amount of the investment and is not amortized.

The investee companies' accounting policies conform to those used by the Group for like transactions and events in similar circumstances.

Property, Plant and Equipment

Property, plant and equipment, except land, are carried at cost less accumulated depreciation and amortization and impairment loss, if any. Cost of an item of property, plant and equipment comprises of its purchase price and any cost attributable in bringing the asset to its intended location and working condition. Cost also includes: (a) interest and other financing charges on borrowed funds used to finance the acquisition of property, plant and equipment to the extent incurred during the period of installation and construction; and (b) asset retirement obligation (ARO) relating to property, plant and equipment installed/constructed on leased properties or leased aircraft.

Land is stated at cost, less any impairment in value.

Subsequent costs are capitalized as part of the Property, Plant and Equipment account, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged against current operations as incurred.

Foreign exchange differentials arising from the acquisition of property, plant and equipment are charged against current operations and are no longer capitalized.

Construction in-progress are transferred to the related Property, Plant and Equipment account when the construction or installation and related activities necessary to prepare the property, plant and equipment for their intended use are completed, and the property, plant and equipment are ready for service.

Depreciation and amortization of property, plant and equipment commence, once the property, plant and equipment are available for use and are computed using the straight-line method over the EUL of the assets, regardless of utilization.

The EUL of property, plant and equipment of the Group follow:

Land improvements	10 to 40 years
Building and improvements	10 to 50 years
Machinery and equipment	4 to 50 years
Telecommunications equipment:	
Tower	15 years
Switch	10 to 15 years
Outside plant facilities	10 to 20 years
Distribution dropwires	5 years
Cellular facilities and others	3 to 10 years
Investments in cable facilities	15 years
Assets under lease	15 years
Passenger aircraft*	15 years
Other flight equipment	5 years
Transportation, furnishing and other equipment	3 to 5 years

* *With 15% residual value after fifteen (15) years*

Leasehold improvements are amortized over the shorter of their EUL or the corresponding lease terms.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated statement of income, in the year the item is derecognized.

The assets' residual values, useful lives and methods of depreciation and amortization are reviewed and adjusted, if appropriate, at each financial year-end.

ARO

The Group is legally required under various lease contracts to restore certain leased properties and leased aircraft to their original condition and to bear the cost of any dismantling and deinstallation at the end of the contract period. The Group recognizes the present value of these costs, and depreciates such on a straight-line basis over the EUL of the related property, plant and equipment or the contract period, whichever is shorter, or written off as a result of impairment of the related Property, Plant and Equipment account.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of the investee at the date of acquisition which is not identifiable to specific assets. Goodwill acquired in a business combination from the acquisition date is allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

- is not larger than a segment based on either the Group's primary or secondary reporting format determined in accordance with PAS 14, *Segment Reporting*.

Following initial recognition, goodwill is measured at cost, less any accumulated impairment loss. Goodwill is reviewed for impairment annually or more frequently, if events or changes in circumstances indicate that the carrying value may be impaired (see further discussion under Impairment of Nonfinancial Assets).

If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities exceeds the costs of the business combination, the acquirer shall recognize immediately in the consolidated statement of income any excess remaining after reassessment.

Biological Assets

The biological assets of the Group are divided into two (2) major categories with sub-categories as follows:

Swine livestock	- Breeders (livestock bearer) - Sucklings (breeders' offspring) - Weanlings (comes from sucklings intended to be breeders or to be sold as fatteners) - Fatteners/finishers (comes from weanlings unfit to become breeders; intended for the production of meat)
Poultry livestock	- Breeders (livestock bearer) - Chicks (breeders' offspring intended to be sold as breeders)

A biological asset shall be measured on initial recognition and at each balance sheet date at its fair value less estimated point-of-sale costs, except for a biological asset where fair value is not clearly determinable. Agricultural produce harvested from an entity's biological assets shall be measured at its fair value less estimated point-of-sale costs.

The Group is unable to measure fair values reliably for its poultry livestock breeders in the absence of: (a) an available market determined prices or values; and (b) alternative estimates of fair values that are determined to be clearly reliable; thus, these biological assets are measured at cost less accumulated depreciation and impairment loss, if any. However, once the fair values become reliably measurable, the Group measures these biological assets at their fair values less estimated point-of-sale costs.

Agricultural produce is the harvested product of the Group's biological asset. A harvest occurs when agricultural produce is either detached from the bearer biological asset or when the asset's life processes of the agricultural produce ceases. A gain or loss arising on initial recognition of agricultural produce at fair value less estimated point-of-sale cost shall be included in the consolidated statement of income in the period in which it arises. The agricultural produce in swine livestock is the suckling that transforms into weanling then into fatteners/finishers, while the agricultural produce in poultry livestock is the hatched chick.

Biological assets at cost

The cost of an item of biological asset comprises its purchase price and any costs attributable in bringing the biological asset to its location and conditions intended by management.

Depreciation is computed using the straight-line method over the EUL of the biological assets, regardless of utilization. The EUL of biological assets is reviewed annually based on expected utilization as anchored on business plans and strategies that considers market behavior to ensure that the period of depreciation is consistent with the expected pattern of economic benefits from items of biological assets. The EUL of biological assets ranges from two (2) to three (3) years.

The carrying values of biological assets are reviewed for impairment, when events or changes in the circumstances indicate that the carrying values may not be recoverable (see further discussion under Impairment of Nonfinancial Assets).

Biological assets carried at fair values less estimated point-of-sale costs
Swine weanlings and fatteners/finishers are measured at their fair values less point-of-sale costs. The fair values are determined based on current market prices of livestock of similar age, breed and genetic merit. Point-of-sale costs include commissions to brokers and dealers, nonrefundable transfer taxes and duties. Point-of-sale costs exclude transport and other costs necessary to get the biological assets to the market.

A gain or loss on initial recognition of a biological asset at fair value less estimated point-of-sale costs and from a change in fair value less estimated point-of-sale costs of a biological asset is included in the consolidated statement of income in the period in which it arises.

Intangible Assets
Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are measured at cost less any accumulated amortization and impairment loss, if any. The useful lives of intangible assets with finite life are assessed at the individual asset level. Intangible assets with finite life are amortized over their useful lives. Periods and method of amortization for intangible assets with finite useful lives are reviewed annually or earlier when an indicator of impairment exists.

The EUL of intangible assets are assessed to be either finite or indefinite.

Intangible assets with finite lives are amortized over the EUL and assessed for impairment, whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the EUL or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite useful lives is recognized in the consolidated statement of income in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level (see further discussion under Impairment of Nonfinancial Assets). Such intangibles are not amortized. The useful life of an intangible asset with an indefinite useful life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Costs incurred to acquire computer software (not an integral part of its related hardware) and bring it to its intended use are capitalized as intangible assets. Costs directly associated with the development of identifiable computer software that generate expected future benefits to the Group are recognized as intangible assets. All other costs of developing and maintaining computer software programs are recognized as expense when incurred.

A gain or loss arising from derecognition of an intangible asset is measured as the difference between the net disposal proceeds and the carrying amount of the asset and is recognized in the consolidated statement of income when the asset is derecognized.

A summary of the policies applied to the Group's intangible assets follow:

				Trademarks	
	Technology Licenses	Branch Licenses	Software Costs	Nestlé Water Philippines, Inc. (Note 39)	Acesfood Network Pte. Ltd. (Note 39)
EUL	Finite (12 to 13.75 years)	Indefinite	Finite (5 years)	Finite (4 years)	Indefinite
Amortization method used	Amortized on a straight-line basis over the period of the license	No amortization	Amortized on a straight-line basis over the period of the license	Amortized on a straight-line basis	No amortization
Internally generated or acquired	Acquired	Acquired	Acquired	Acquired	Acquired

Deferred Subscriber Acquisition and Retention Costs

Subscriber acquisition costs primarily include handset and phonekit subsidies. Handset and phonekit subsidies represent the difference between the cost of handsets, accessories and SIM cards (included under Cost of Sales account in the consolidated statement of income), and the price offered to the subscribers (included under Sale of Telecommunications Services account in the consolidated statement of income). Retention costs for existing postpaid subscribers are in the form of free handsets.

Subscriber acquisition and retention costs pertaining to postpaid subscription are deferred and amortized over the base contract period, which ranges from eighteen (18) to twenty-four (24) months from the date in which they are incurred. Deferred subscriber acquisition and retention costs are shown under Other Noncurrent Assets account in the consolidated balance sheet. The related amortizations of subscriber acquisition costs are charged against current operations.

The Group performs an overall realizability test, in order to support the deferral of the subscriber acquisition costs. An overall realizability test is done by determining the minimum contractual revenue after deduction of direct costs associated with the service contract over the base contract period. Costs are deferred and amortized, if there is a nonrefundable contract or a reliable basis for estimating net cash inflows under a revenue-producing contract which exists to provide a basis for recovery of incremental direct costs.

Impairment of Nonfinancial Assets

This accounting policy applies primarily to the Group's property and equipment (see Note 16), investment properties, investments in associates and joint ventures (see Note 14), and intangible assets with finite lives.

The Group assesses at each reporting date whether there is an indication that its nonfinancial assets may be impaired. When an indicator of impairment exists or when an annual impairment testing for an asset is required, the Group makes a formal estimate of recoverable amount. Recoverable amount is the higher of an asset's (or cash-generating unit's) fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is assessed as part of the cash-generating unit to which it belongs. Where the carrying amount of an asset (or cash-generating unit) exceeds its recoverable amount, the asset (or cash-generating unit) is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit).

Impairment losses of continuing,operations are recognized under Impairment Losses and Others account in the consolidated statement of income.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income. After such a reversal, the depreciation expense is adjusted in future years to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining life.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill
Goodwill is reviewed for impairment, annually or more frequently, if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount to which goodwill has been allocated, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit (or group of cash-generating units) and part of the operation within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative fair values of the operation disposed of and the portion of the cash-generating unit retained. Impairment losses relating to goodwill cannot be reversed in future periods.

Biological assets at cost
The carrying values of biological assets are reviewed for impairment when events or changes in the circumstances indicate that the carrying values may not be recoverable.

Intangible assets
Intangible assets with indefinite useful lives are tested for impairment annually, either individually or at the cash-generating level, as appropriate.

Investments in associates and joint ventures
After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss of the Group's investments in its associates and joint ventures are impaired. If this is the case, the Group calculates the amount of impairment as being the difference between the fair value of the associate and the acquisition cost and recognizes the amount in the consolidated statement of income.

Short-term and Long-term Debt
All loans and borrowings are initially recognized at the fair value of the consideration received, less directly attributable debt issuance costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognized in net profit or loss when the liabilities are derecognized or impaired, as well as through the amortization process.

Debt Issuance Costs
Debt issuance costs were amortized using the effective interest method and unamortized debt issuance costs are offset against the related carrying value of the loan in the balance sheet. When a loan is paid, the related unamortized debt issuance costs at the date of repayment are charged against current operations (see accounting policy on Financial Instruments).

Cumulative Redeemable Preferred Shares
Cumulative redeemable preferred shares that exhibit characteristics of a liability are recognized as a liability in the consolidated balance sheet. The corresponding dividends on those shares are charged as interest expense in the consolidated statement of income. Upon issuance, cumulative redeemable preferred shares are carried as a noncurrent liability on the amortized cost basis until extinguished on redemption.

Treasury Shares
Treasury shares are recorded at cost and are presented as a deduction from equity. When the shares are retired, the capital stock account is reduced by its par value. The excess of cost over par value upon retirement is debited to the following accounts in the order given: (a) additional paid-in capital to the extent of the specific or average additional paid-in capital when the shares were issued, and (b) retained earnings. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of the Group's own equity instruments.

Provisions
Provisions are recognized when: (a) the Group has a present obligation (legal or constructive) as a result of a past event; (b) it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If the effect of the time value of money is

material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessment of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense under Financing Costs and Other Charges account in the consolidated statement of income. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

Pension Costs

Pension cost is actuarially determined using the projected unit credit method. This method reflects services rendered by employees up to the date of valuation and incorporates assumptions concerning employees' projected salaries. Actuarial valuations are conducted with sufficient regularity, with option to accelerate when significant changes to underlying assumptions occur. Pension cost includes current service cost, interest cost, expected return on any plan assets, actuarial gains and losses and the effect of any curtailments or settlements.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are credited to or charged against income when the net cumulative unrecognized actuarial gains and losses at the end of the previous period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. The excess actuarial gains or losses are recognized over the average remaining working lives of the employees participating in the plan.

The asset or liability recognized in the consolidated balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation as of the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The value of any asset is restricted to the sum of any past service cost not yet recognized and the present value of the any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. The defined benefit obligation is calculated annually by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using risk-free interest rates that have terms to maturity approximating the terms of the related pension liability.

Share-Based Payment Transactions

Digitel has a stock option plan for the granting of nontransferable options to management and employees of Digitel, whereby they are granted the option to purchase a fixed number of shares of stock at a stated price during a specified period. Options will be recorded at fair value at grant date.

In 2007, the BOD of CAI approved the Executive Stock Option Plan (ESOP) and Employee Share Purchase Plan (ESPP), in order to provide a mechanism for eligible employees of CAI to acquire shares.

No options have been awarded pending approval of the Philippine Securities and Exchange Commission (SEC) of the above-indicated plans. Once approved, options granted will be accounted for under PFRS 2, *Share-based Payment*, and related Philippine Interpretations.

Income Taxes

Current tax
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted as of the balance sheet date.

Deferred income tax
Deferred income tax is provided using the balance sheet liability method on all temporary differences, with certain exceptions, at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, with certain exceptions. Deferred income tax assets are recognized for all deductible temporary differences with certain exceptions, and carryforward benefits of unused tax credits from excess minimum corporate income tax (MCIT) over regular corporate income tax and unused net operating loss carryover (NOLCO), to the extent that it is probable that taxable income will be available against which the deductible temporary differences and carryforward benefits of unused tax credits from excess MCIT and unused NOLCO can be utilized.

Deferred income tax assets are not recognized when they arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of transaction, affects neither the accounting income nor taxable income or loss. Deferred income tax liabilities are not provided on nontaxable temporary differences associated with investments in domestic subsidiaries, associates and interests in joint ventures. With respect to investments in foreign subsidiaries and associates, and interests in joint ventures, deferred income tax liabilities are recognized except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amounts of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date, and are recognized to the extent that it has become probable that future taxable income will allow the deferred income tax asset to be recognized.

Deferred income tax assets and liabilities are measured at the tax rate that is expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as of balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of income.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities, and the deferred taxes relate to the same taxable entity and the same taxation authority.

Leases

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date, and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets, and the arrangement conveys a right to use the asset. A reassessment is made after inception of the lease only if one (1) of the following applies:

a. there is a change in contractual terms, other than a renewal or extension of the arrangement;

b. a renewal option is exercised or an extension granted, unless that term of the renewal or extension was initially included in the lease term;

c. there is a change in the determination of whether fulfillment is dependent on a specified asset; or

d. there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for any of the scenarios above, and at the date of renewal or extension period for the second scenario.

Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments and included under Property, Plant and Equipment account with the corresponding liability to the lessor included under Long-term Debt account. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recorded directly to the consolidated statement of income.

Capitalized leased assets are depreciated over the shorter of the EUL of the assets or the respective lease terms, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statement of income on a straight-line basis over the lease term.

Group as a lessor

Leases where the Group does not transfer substantially all the risk and benefits of ownership of the assets are classified as operating leases. Initial direct costs incurred in negotiating operating leases are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as the rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Borrowing Costs
Borrowing costs are generally expensed as incurred. Interest and other finance costs incurred during the construction period on borrowings used to finance property development are capitalized to the appropriate asset accounts. Capitalization of borrowing costs commences when the activities to prepare the asset are in-progress and expenditures and borrowing costs are being incurred. The capitalization of these borrowing costs ceases when substantially all the activities necessary to prepare the asset for sale or its intended use are complete. If the carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Capitalized borrowing cost is based on the applicable weighted average borrowing rate.

Interest expense on loans is recognized using the effective interest rate method over the term of the loans.

Foreign Currency Translation/Transactions
The functional and presentation currency of the Parent Company and its Philippine subsidiaries is the Philippine Peso.

Except for certain consolidated foreign subsidiaries within the URC group, the functional currency of the other consolidated foreign subsidiaries is the US Dollar. The functional currencies of the other consolidated foreign subsidiaries of URC include the Hong Kong Dollar, Chinese Yuan, Singapore Dollar, Thai Baht, Malaysian Ringgit, Indonesian Rupiah and Vietnam Dong.

Each entity in the Group determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded in the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated statement of income, with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognized in the consolidated statement of income. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in equity. Nonmonetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Nonmonetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

As of reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the Group at the rate of exchange ruling at the balance sheet date, and their respective statements of income are translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation shall be recognized in the consolidated statement of income.

Earnings Per Share (EPS)
Basic EPS is computed by dividing net income applicable to common stock (net income less dividends on preferred stock) by the weighted average number of common shares issued and outstanding during the year, adjusted for any subsequent stock dividends declared.

Diluted EPS amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent (after deducting interest on the convertible preferred shares, if any) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Segment Reporting
The Group's operating businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. Financial information on business segments is presented in Note 6 to the consolidated financial statements.

Contingent Liabilities and Contingent Assets
Contingent liabilities are not recognized in the consolidated financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events
Any post-period event that is not an adjusting event is disclosed in the notes to the consolidated financial statements, when material.

3. Significant Accounting Estimates and Judgments

The preparation of the consolidated financial statements in compliance with PFRS requires the Group to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses and disclosure of contingent assets and contingent liabilities. Future events may occur which will cause the assumptions used in arriving at the estimates to change. The effects of any change in estimates are reflected in the consolidated financial statements, as they become reasonably determinable.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments
In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations which have the most significant effect on the amounts recognized in the consolidated financial statements:

Classification of financial instruments
The Group exercises judgment in classifying a financial instrument, or its component parts, on initial recognition as either a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial asset, a financial liability or an equity instrument. The substance of a financial instrument, rather than its legal form, governs its classification in the consolidated balance sheet.

In addition, the Group classifies financial assets by evaluating, among others, whether the asset is quoted or not in an active market. Included in the evaluation on whether a financial asset is quoted in an active market is the determination on whether quoted prices are readily and regularly available, and whether those prices represent actual and regularly occurring market transactions on an arm's length basis.

Determination of fair values of financial instruments
The Group carries certain financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgment. While significant components of fair value measurement were determined using verifiable objective evidence (i.e. foreign exchange rates, interest rates, volatility rates), the amount of changes in fair value would differ if the Group utilized different valuation methodologies and assumptions. Any changes in fair value of these financial assets and liabilities would affect profit and loss and equity.

Where the fair values of certain financial assets and financial liabilities recorded in the consolidated balance sheet cannot be derived from active markets, they are determined using internal valuation techniques using generally accepted market valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, estimates are used in establishing fair values. The judgments include considerations of liquidity and model inputs such as correlation and volatility for longer dated derivatives.

Classification of HTM investments
The Group classifies nonderivative financial assets with fixed or determinable payments and fixed maturity as HTM investments. This classification requires significant judgment. In making this judgment, the Group evaluates its intention and ability to hold such investments to maturity. If the Group fails to keep these investments to maturity other than in certain specific circumstances, the Group will be required to reclassify the entire portfolio as AFS investments. Consequently, the investments would therefore be measured at fair value and not at amortized cost.

Classification of leases
Management exercises judgment in determining whether substantially all the significant risks and rewards of ownership of the leased assets are transferred to the Group. Lease contracts, which transfer to the Group substantially all the risks and rewards incidental to ownership of the leased items, are capitalized. Otherwise, they are considered as operating leases.

The Group has certain lease agreements covering certain telecommunications equipment and passenger aircraft where the lease terms approximate the EUL of the assets, and provide for an option to purchase or transfer of ownership at the end of the lease. These leases are classified by the Group as finance leases.

The Group has also entered into commercial property leases on its investment property portfolio. The Group has determined that it retains all significant risks and rewards of ownership of these properties which are leased out on operating leases.

Distinction between investment properties and owner-occupied properties
The Group determines whether a property qualifies as investment property. In making its judgment, the Group considers whether the property generates cash flows largely independent of the other assets held by an entity. Owner-occupied properties generate cash flows that are attributable not only to property but also to the other assets used in the production or supply process.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions cannot be sold separately, the property is accounted for as investment property, only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. Judgment is applied in determining whether ancillary services are so significant that a property does not qualify as an investment property. The Group considers each property separately in making its judgment.

Impairment of AFS equity investments
The Group treats AFS equity investments as impaired, when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. The determination of what is 'significant' or 'prolonged' requires judgment. The Group treats 'significant' generally as twenty (20) percent or more and 'prolonged' as greater than six (6) months for quoted equity securities. In addition, the Group evaluates other factors, including normal volatility in share price for quoted equities and the future cash flows and the discount factors for unquoted equities

Valuation of unquoted equity investments
Valuation of unquoted equity investments is normally based on one (1) of the following: (a) recent arm's length market transactions; (b) current fair value of another instrument that is substantially the same; (c) the expected cash flows discounted at current rates applicable for terms with similar terms and risk characteristics; or (d) other valuation models. The determination of cash flows and discount factors for unquoted equity investments requires significant estimation. The Group calibrates the valuation techniques and tests them for validity, by using prices from observable current market transactions in the same instrument or from other available observable market data.

Contingencies
The Group is currently involved in certain legal proceedings. The estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling the defense in these matters and is based upon an analysis of potential results. The Group currently does not believe these proceedings will have a material effect on the Group's financial position. It is possible, however, that future results of operations could be materially affected by changes in the estimates or in the effectiveness of the strategies relating to these proceedings.

<u>Estimates</u>
The key assumptions concerning the future and other sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Revenue and cost recognition
The Group's revenue recognition policies require use of estimates and assumptions that may affect the reported amounts of revenue and costs.

- Rendering of telecommunications services

  The Group's postpaid telecommunications service arrangements include fixed monthly charges which are recognized over the subscription period on a pro-rata basis. The Group bills the postpaid subscribers throughout the month according to the bill cycles of subscribers. As a result of the bill-cycle cut-off, service revenue earned but not yet billed at end of the month are estimated and accrued. These estimates are based on actual usage less estimated free usage using historical ratio of free over billable usage. There is no assurance that the Group's use of estimates may not result in material adjustments in future periods.

- Sale of real estate

  Selecting an appropriate revenue recognition method for a particular real estate sale transaction requires certain judgment based on, among others: (a) buyer's commitment on the sale which may be ascertained through the significance of the buyer's initial investment; and (b) stage of completion of the project.

  The Group's revenue from real estate sales are recognized based on the percentage-of-completion and the completion rate is measured principally on the basis of the estimated completion of a physical proportion of the contract work, and by reference to the actual costs incurred to date over the estimated total costs of the project.

Estimation of allowance for impairment loss on trade and other receivables
The Group maintains allowances for impairment loss on trade and other receivables at a level considered adequate to provide for potential uncollectible receivables. The level of this allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. These factors include, but are not limited to, the length of relationship with the customer, the customer's payment behavior and known market factors. The Group reviews the age and status of the receivables, and identifies accounts that are to be provided with allowances on a continuous basis. The Group provides full allowance for trade and other receivables that it deems uncollectible.

The amount and timing of recorded expenses for any period would differ if the Group made different judgments or utilized different estimates. An increase in the allowance for impairment loss on trade and other receivables would increase recorded operating expenses and decrease current assets.

Determination of NRV of inventories
The Group, in determining the NRV, considers any adjustment necessary for obsolescence which is generally provided 100% for nonmoving items for more than one (1) year. The Group adjusts the cost of inventory to the recoverable value at a level considered adequate to reflect market decline in the value of the recorded inventories. The Group reviews the classification of the inventories and generally provides adjustments for recoverable values of new, actively sold and slow-moving inventories by reference to prevailing values of the same inventories in the market.

The amount and timing of recorded expenses for any period would differ if different judgments were made or different estimates were utilized. An increase in inventory obsolescence and market decline would increase recorded operating expenses and decrease current assets.

Estimation of ARO
The Group is legally required under various contracts to restore certain leased property and leased aircraft to its original condition and to bear the costs of dismantling and deinstallation at the end of the contract period. These costs are accrued based on an internal estimate which incorporates estimates on amount of asset retirement costs, third party margins and interest rates. The Group recognizes present value of these costs as part of the balance of the related Property and Equipment accounts, and depreciates such on a straight-line basis over the EUL of the related asset. The present value of dismantling or restoration costs is computed based on an average credit adjusted risk free rate of 10%. Assumptions used to compute ARO are to be reviewed and updated annually.

The amount and timing of recorded expenses for any period would differ if different judgments were made or different estimates were utilized. An increase in ARO would increase recorded operating expenses and increase noncurrent liabilities.

Estimation of useful lives of property, plant and equipment and investment properties
The Group estimated the useful lives of its property, plant and equipment and investment properties based on the period over which the assets are expected to be available for use. The EUL of property, plant and equipment and investment properties are reviewed at least annually and are updated, if expectations differ from previous estimates due to physical wear and tear and technical or commercial obsolescence on the use of these assets. It is possible that future results of operations could be materially affected by changes in these estimates brought about by changes in factors mentioned above. A reduction in the EUL of property, plant and equipment and investment properties would increase depreciation and amortization expense and decrease noncurrent assets.

Estimation of fair values less estimated point-of-sale costs of biological assets
The fair values are determined based on current market prices of livestock of similar age, breed and genetic merit. Point-of-sale costs include commissions to brokers and dealers, nonrefundable transfer taxes and duties. Point-of-sale costs exclude transport and other costs necessary to get the biological assets to the market. The fair values are reviewed and updated, if expectations differ from previous estimates due to changes brought by both physical change and price changes in the market. It is possible that future results of operations could be materially affected by changes in these estimates brought about by the changes in factors mentioned.

Estimation of pension and other benefits costs
The determination of the obligation and cost of pension and other employee benefits is dependent on the selection of certain assumptions used in calculating such amounts. Those assumptions include, among others, discount rates, expected returns on plan assets and salary increase rates. Actual results that differ from the Group's assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods.

While the Group believes that the assumptions are reasonable and appropriate, significant differences between actual experiences and assumptions may materially affect the cost of employee benefits and related obligations.

The Group also estimates other employee benefits obligation and expense, including the cost of paid leaves based on historical leave availments of employees, subject to the Group's policy. These estimates may vary depending on the future changes in salaries and actual experiences during the year.

Assessment of impairment of nonfinancial assets
The Group assesses the impairment of assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The factors that the Group considers important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;

- significant changes in the manner of use of the acquired assets or the strategy for overall business; and

- significant negative industry or economic trends.

In determining the present value of estimated future cash flows expected to be generated from the continued use of the assets, the Group is required to make estimates and assumptions that can materially affect the consolidated financial statements.

Recognition of deferred income tax assets
The Group reviews the carrying amounts of deferred income taxes at each balance sheet date and reduces deferred income tax assets to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. However, there is no assurance that the Group will generate sufficient taxable income to allow all or part of deferred income tax assets to be utilized.

The Group has certain subsidiaries which enjoy the benefits of an income tax holiday (ITH). As such, no deferred income tax assets were set up on certain gross deductible temporary differences that are expected to reverse or expire within the ITH period.

4. Financial Risk Management Objectives and Policies

The Group's principal financial instruments, other than derivatives, comprise cash and cash equivalents and interest-bearing loans and borrowings. The main purpose of these financial instruments is to finance the Group's operations and related capital expenditures. The Group has various other financial assets and financial liabilities, such as trade receivables and payables which arise directly from its operations. The Parent Company and certain subsidiaries are counterparties to derivative contracts, such as currency forwards, cross currency swaps, credit default swaps, equity options, currency options and commodity options. These derivatives are entered into as a means of reducing or managing their respective foreign exchange and interest rate exposures, as well as for trading purposes.

The BODs of the Parent Company and its subsidiaries review and approve policies for managing each of these risks and they are summarized below, together with the related risk management structure.

Risk Management Structure

The Group's risk management structure is closely aligned with that of the Parent Company. The BOD of the Parent Company and the respective BODs of each subsidiary are ultimately responsible for of the oversight of the Group's risk management processes that involve identifying, measuring, analyzing, monitoring and controlling risks.

The risk management framework encompasses environmental scanning, the identification and assessment of business risks, development of risk management strategies, design and implementation of risk management capabilities and appropriate responses, monitoring risks and risk management performance, and identification of areas and opportunities for improvement in the risk management process.

Each BOD has created the board-level Audit Committee (AC) to spearhead the managing and monitoring of risks.

AC

The AC shall assist the Group's BOD in its fiduciary responsibility for the over-all effectiveness of risk management systems, and both the internal and external audit functions of the Group. Furthermore, it is also the AC's purpose to lead in the general evaluation and to provide assistance in the continuous improvements of risk management, control and governance processes.

The AC also aims to ensure that:

a. financial reports comply with established internal policies and procedures, pertinent accounting and audit standards and other regulatory requirements;

b. risks are properly identified, evaluated and managed, specifically in the areas of managing credit, market, liquidity, operational, legal and other risks, and crisis management.

c. audit activities of internal and external auditors are done based on plan, and deviations are explained through the performance of direct interface functions with the internal and external auditors; and

d. the Group's BOD is properly assisted in the development of policies that would enhance the risk management and control systems.

Enterprise Risk Management Group (ERMG)

To systematize the risk management within the Group, the ERMG was created to be primarily responsible for the execution of the enterprise risk management framework. The ERMG's main concerns include:

a. recommending of risk policies, strategies, principles, framework and limits;

b. managing fundamental risk issues and monitoring of relevant risk decisions;

c. providing support to management in implementing the risk policies and strategies; and

d. developing a risk awareness program.

Support groups have likewise been created to explicitly manage on a day-to-day basis specific types of risks like trade receivables, supplier management, etc.

Compliance with the principles of good corporate governance is also one (1) of the objectives of the BOD. To assist the BOD in achieving this purpose, the BOD has designated a Compliance Officer who shall be responsible for monitoring the actual compliance with the provisions and requirements of the Corporate Governance Manual and other requirements on good corporate governance, identifying and monitoring control compliance risks, determining violations, and recommending penalties on such infringements for further review and approval of the BOD, among others.

Risk Management Policies

The main risks arising from the use of financial instruments are foreign currency risk, credit risk, liquidity risk, price risk on biological assets, commodity price risk, equity price risk and interest rate risk. The Group's policies for managing the aforementioned risks are summarized below.

Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a foreign currency other than the functional currency in which they are measured.

The Group has transactional currency exposures. Such exposures arise from sales and purchases in currencies other than the entities' functional currency. .

The Group does not have any foreign currency hedging arrangements.

Credit risk

The Group trades only with recognized, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

a. Risk concentrations of the maximum exposure to credit risk

   Concentrations arise when a number of counterparties are engaged in similar business activities or activities in the same geographic region or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group's performance to developments affecting a particular industry or geographical location. Such credit risk concentrations, if not properly managed, may cause significant losses that could threaten the Group's financial strength and undermine public confidence.

The Group's policies and procedures include specific guidelines to focus on maintaining a diversified portfolio. In order to avoid excessive concentrations of risk, identified concentrations of credit risks are controlled and managed accordingly.

b. Impairment assessment

The Group recognizes impairment losses based on the results of the specific/individual and collective assessment of its credit exposures. Impairment has taken place when there is a presence of known difficulties in the servicing of cash flows by counterparties, infringement of the original terms of the contract has happened, or when there is an inability to pay principal or interest overdue beyond a certain threshold. These and the other factors, either singly or in tandem with other factors, constitute observable events and/or data that meet the definition of an objective evidence of impairment.

The two methodologies applied by the Group in assessing and measuring impairment include: (1) specific/individual assessment; and (2) collective assessment.

Under specific/individual assessment, the Group assesses each individually significant credit exposure for any objective evidence of impairment, and where such evidence exists, accordingly calculates the required impairment. Among the items and factors considered by the Group when assessing and measuring specific impairment allowances are: (a) the timing of the expected cash flows; (b) the projected receipts or expected cash flows; (c) the going concern of the counterparty's business; (d) the ability of the counterparty to repay its obligations during financial crises; (e) the availability of other sources of financial support; and (f) the existing realizable value of collateral. The impairment allowances, if any, are evaluated as the need arises, in view of favorable or unfavorable developments.

With regard to the collective assessment of impairment, allowances are assessed collectively for losses on receivables that are not individually significant and for individually significant receivables when there is no apparent evidence or not yet objective of individual impairment. A particular portfolio is reviewed on a periodic basis, in order to determine its corresponding appropriate allowances. The collective assessment evaluates and estimates the impairment of the portfolio in its entirety even though there is no objective evidence of impairment on an individual assessment. Impairment losses are estimated by taking into consideration the following deterministic information: (a) historical losses/write offs; (b) losses which are likely to occur but has not yet occurred; and (c) the expected receipts and recoveries once impaired.

Liquidity risk
The Group seeks to manage its liquidity profile to be able to service its maturing debts and to finance capital requirements. The Group maintains a level of cash and cash equivalents deemed sufficient to finance operations. As part of its liquidity risk management, the Group regularly evaluates its projected and actual cash flows. It also continuously assesses conditions in the financial markets for opportunities to pursue fund-raising activities. Fund-raising activities may include bank loans and capital market issues both onshore and offshore.

Price risk on biological assets
The Group is exposed to risks arising from changes in prices of livestock and meat products. The Group does not anticipate that livestock and meat products will decline significantly in the foreseeable future and, therefore, has not entered into derivative or other contracts to manage the

risk of a decline in market prices. The Group reviews its outlook for market prices regularly in considering the need for active financial risk management.

Commodity price risk
The Group enters into commodity derivatives to manage its price risks on fuel purchases. Commodity hedging allows stability in prices, thus offsetting the risk of volatile market fluctuations. Depending on the hedge cover, the price changes on the commodity derivative positions are offset by higher or lower purchase costs on fuel.

The Group manages its commodity price risk through fuel surcharges which are approved by the Philippine Civil Aeronautics Board (CAB), a fuel hedge that protects about the Group's fuel usage from volatile price fluctuations, and certain operational adjustments in order to conserve fuel use in the way the aircraft is operated.

Interest rate risk
The Group's exposure to market risk for changes in interest rates relates primarily to the Parent Company's and its subsidiaries' long-term debt obligations. The Group's policy is to manage its interest cost using a mix of fixed and variable rate debt.

---

5. Business Segment Information

The Group's operating businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

The industry segments where the Group operates are as follows:

- Food, agro-industrial and commodities businesses - manufacturing of snack foods, granulated coffee and pre-mixed coffee, chocolates, candies, biscuits, instant noodles, ice cream and frozen novelties, pasta and tomato-based products and canned beans; raising of hog, chicken and manufacturing and distribution of animal feeds, corn products and vegetable oil and the synthesis of veterinary compound; and sugar milling and refining and flour milling.

- Air transportation - air transport services, both domestic and international.

- Telecommunications - service provider of voice and data telecommunications services which include international gateway facilities, a local exchange network and traditional business services (fax, telex, leased lines and other value-added network products, value-added network provider using electronics data interchange).

- Real estate and hotels - ownership, development, leasing and management of shopping malls and retail developments; ownership and operation of prime hotels in major Philippine cities; development, sale and leasing of office condominium space in office buildings and mixed use developments including high rise residential condominiums; and development of land into residential subdivisions and sale of subdivision lots and residential houses and the provision of customer financing for sales.

- Petrochemicals - manufacturer of polyethylene (PE) and polypropylene (PP), and other industrial chemicals.

- International capital and financial services - thrift banking operations; foreign exchange and securities dealing; and offshore financial institutions.

- Other supplementary businesses - insurance brokering

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects is measured differently from operating profit or loss in the consolidated financial statements. Group financing (including finance costs and revenue) and income taxes are managed on a group basis and are not allocated to operating segments. Transfer prices between operating segments are on an arm's length basis in a manner similar to transactions with third parties.

The Group's business segment information follows:

	REVENUES		EXPENSES	
	2008	2007	**2008**	2007
Foods	**₱10,859,150**	₱9,199,029	**₱10,711,972**	₱8,598,470
Air transportation	**4,235,923**	3,194,857	**3,846,689**	2,635,003
Telecommunications	**2,358,885**	1,939,278	**2,798,176**	2,158,617
Real estate and hotels	**2,208,084**	2,063,861	**1,800,269**	1,700,249
Petrochemicals	**2,016,595**	566,640	**2,052,594**	703,163
Other Supplementary	**6,938**	8,300	**9,952**	8,676
Parent/International capital and financial services	**1,389,339**	1,724,895	**1,112,948**	1,292,463
Adjustment/elimination	**(967,464)**	1,317,230	**(875,072)**	1,164,399
	22,107,450	20,014,090	**21,457,528**	18,261,040
Discontinued operations				
Textile	**-**	242,004	**(25,854)**	249,174
Printing	**-**	-	**(74)**	-
	₱22,107,450	₱20,256,094	**₱21,431,600**	₱18,510,214

	NET INCOME		SEGMENT ASSETS	
	2008	2007	**2008**	2007
Foods	**₱147,177**	₱600,559	**₱58,871,013**	₱58,806,074
Air transportation	**389,235**	559,854	**25,422,583**	23,382,505
Telecommunications	**(439,291)**	(219,339)	**66,382,382**	57,948,253
Real estate and hotels	**407,814**	363,612	**37,988,494**	31,841,706
Petrochemicals	**(35,999)**	(136,523)	**6,246,214**	4,992,977
Other Supplementary	**(3,015)**	(376)	**191,059**	232,935
Parent/International capital and financial services	**276,392**	432,432	**152,180,037**	165,374,702
Adjustment/elimination	**(92,391)**	152,831	**(115,915,313)**	(118,084,605)
	649,922	1,753,050	**231,366,469**	224,494,547
Discontinued operations				
Textile	**25,854**	(7,170)	**1,369,781**	3,456,375
Printing	**74**	-	**11,059**	833
	₱675,850	₱1,745,880	**₱232,747,309**	₱227,951,755

	SEGMENT LIABILITIES		NET ASSETS (EQUITY + MI)	
	2008	2007	**2008**	2007
Foods	**₱24,155,791**	₱23,818,847	**₱34,715,222**	₱34,987,227
Air transportation	**20,288,354**	21,891,165	**5,134,229**	1,491,340
Telecommunications	**64,197,022**	56,491,752	**2,185,360**	1,456,501
Real estate and hotels	**16,016,494**	11,374,500	**21,971,999**	20,467,206
Petrochemicals	**7,006,305**	5,160,554	**(760,091)**	(167,577)
Other Supplementary	**118,572**	166,270	**72,487**	66,665
Parent/International capital and financial services	**83,518,295**	97,346,874	**68,661,742**	68,027,829
Adjustment/elimination	**(81,949,717)**	(82,263,438)	**(33,965,594)**	(35,821,168)
	133,351,116	133,986,524	**98,015,354**	90,508,023
Discontinued operations				
Textile	**216,294**	1,141,382	**1,153,486**	2,314,993
Printing	**26,131**	15,326	**(15,072)**	(14,493)
	₱133,593,541	₱135,143,232	**₱99,153,768**	₱92,808,523

6. **Cash and Cash Equivalents**

This account consists of:

	March 31, 2008 (Unaudited)	December 31, 2007 (Audited)
Cash on hand and in banks	**₱2,521,380**	₱3,029,415
Cash equivalents	**9,298,634**	10,288,424
	₱11,820,014	₱13,317,839

Cash in banks earns interest at the respective bank deposit rates. Cash equivalents, which represent money market placements, are made for varying periods depending on the immediate cash requirements of the Group, and earn interest at the respective short-term investment rates.

Cash and cash equivalents of Robinsons Savings Bank Corporation (RSBC), a wholly owned subsidiary of JG Summit Capital Services Corp., amounted to ₱1.3 billion and ₱2.8 billion as of March 31, 2008 and December 31, 2007, respectively.

7. Receivables

This account consists of:

	March 31, 2008 (Unaudited)	December 31, 2007 (Audited)
Trade receivables	**₱11,663,189**	₱11,889,593
Finance receivables - net of unearned discounts	**5,690,837**	5,366,984
Due from related parties	**2,829,079**	2,661,334
Interest receivable	**674,776**	702,667
Other receivables	**1,147,620**	1,284,162
	22,005,501	21,904,740
Less allowance for impairment loss	**4,418,121**	4,390,002
	₱17,587,380	₱17,514,738

Trade Receivables
Trade receivables are noninterest-bearing and generally have thirty (30) to ninety (90) days terms.

Finance Receivables
Finance receivables represent receivables from customers of RSBC.

Aging Analysis
The aging analysis of the Group's receivables as of March 31, 2008 follow:

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR
Trade Receivables	₱11,663,189	₱6,501,594	₱5,161,595
Less: Allowance for impairment loss	(4,418,121)	-	(4,418,121)
Net Trade Receivables	7,245,068	6,501,594	743,474
Non-trade Receivables			
Finance Receivables	5,690,837	5,690,837	-
Others	4,651,475	3,684,211	967,264
	10,342,312	9,375,048	967,264
	₱17,587,380	₱15,876,642	₱1,710,738

8. Inventories

This account consists of inventories held:

	March 31, 2008 (Unaudited)	December 31, 2007 (Audited)
At cost:		
Raw materials	**₱2,873,509**	₱2,425,149
Finished goods	**2,562,956**	2,467,585
	5,436,465	4,892,734
At NRV:		
Spare parts, packaging materials and other supplies	**₱2,711,680**	₱2,530,649
Work-in-process	**156,611**	175,965
Subdivision land and condominium and residential units for sale	**2,161,403**	1,966,787
By-products	**32,325**	26,117
	5,062,020	4,699,518
Materials in-transit	**1,542,485**	709,339
	₱12,040,970	₱10,301591

9. Accounts Payable and Accrued Expenses

This account consists of:

	March 31, 2008 (Unaudited)	December 31, 2007 (Audited)
Deposit liabilities	**₱8,103,641**	₱10,301,718
Accrued expenses	**7,639,043**	7,157,213
Trade payables	**7,078,637**	6,364,208
Due to related parties	**2,485,005**	2,434,542
Withholding taxes payable	**209,969**	226,270
Dividends payable	**29,169**	4,671
Other payables	**1,155,163**	1,017,423
	₱26,700,627	₱27,506,045

Deposit Liabilities
Deposit liabilities represent the savings, demand and time deposit liabilities of RSBC.

Accrued Expenses
Accrued expenses and other payables include accruals for interest and various expenses.

Trade Payables
Trade payables which consist mostly of payables related to the purchase of inventories are noninterest-bearing and are normally settled on sixty (60)-day terms.

10. Short-term Debt

Short-term debt consists of:

	March 31, 2008 (Unaudited)	December 31, 2007 (Audited)
Parent Company:		
Philippine Peso - with interest rates ranging from 4.53% to 5.88% per annum in 2008 and 2007	₱3,055,700	₱3,428,500
Subsidiaries:		
Foreign currencies - with interest rates ranging from 1.95% to 3.84% per annum in 2008 and from 2.72% to 5.95% per annum in 2007	15,642,794	13,401,386
Philippine Peso - with interest rates ranging from 5.93% to 7.50% per annum in 2008 and 2007	426,400	426,400
	16,069,194	13,827,786
	₱19,124,894	₱17,256,286

11. Long-term Debt

Long-term debt (net of debt issuance costs) consists of:

	March 31, 2008 (Unaudited)	December 31, 2007 (Audited)
Parent Company:		
Bayerische HypoVereinsbank AG (HypoVereinsbank) loan	₱2,759,279	₱2,895,834
Subsidiaries:		
Foreign currencies:		
JGSPL US$300 million 8.25% guaranteed notes	12,142,258	11,991,681
URC Philippines, Limited (URCPL) US$125 million 9% guaranteed notes	4,506,387	4,912,482
URC HypoVereinsbank term loan facilities	127,470	214,084
URC US$200 million 8.25 % guaranteed notes	8,212,832	8,958,806
JGSPL US$300 million 8% guaranteed notes	10,880,609	10,752,995
Digitel zero coupon convertible bonds	1,846	1,795
Digitel term loan facilities	7,779,255	5,943,717
CAI commercial loan from foreign banks	3,109,534	2,803,449
CAI export credit loan agreement	10,099,201	9,595,605
Suppliers' credit agreements	-	7,995
Minimum capacity purchase agreement	62,640	61,920
	56,922,032	55,244,531

(Forward)

	March 31, 2008 (Unaudited)	December 31, 2007 (Audited)
Philippine Peso:		
URC 5-year Metrobank loan	–	–
RLC ₱1,000 million bonds	1,000,000	1,000,000
RLC ₱1,000 million loan facility	450,000	560,000
Philippine Sugar Corporation restructured loan	52,353	52,353
RLC ₱3,000 million loan facility	3,000,000	3,000,000
	4,502,353	4,612,353
	64,183,664	62,752,719
Less current portion	21,365,580	21,443,503
	₱42,818,084	₱41,309,216

The exchange rates used to restate the foreign currency borrowings were ₱41.76 to US$1.00 and ₱41.28 to US$1.00 as of March 31, 2008 and December 31, 2007, respectively, except for the foreign currency borrowings of certain subsidiaries with fiscal year ending September 30, which were restated at ₱41.28 and ₱45.04 to US$1.00 as of December 31 and September 30, 2007, respectively.

Certain loan agreements contain provisions which, among others, require the maintenance of specified financial ratios at certain levels and impose negative covenants which, among others, prohibit a merger or consolidation with other entities, dissolution, liquidation or winding-up except with any of its subsidiaries; prohibit purchase or redemption of any issued shares or reduction of registered and paid-up capital or distribution of assets resulting in capital base impairment.

12. Cumulative Redeemable Preferred Shares

As of March 31, 2008 and December 31, 2007, the details as to the number of preferred shares of the Parent Company follow:

Authorized	2,000,000,000
Issued:	
11.75% preferred stock, ₱1.00 par value	171,900,000
12.00% preferred stock, ₱1.00 par value	255,000,000
	426,900,000

The preferred shares are nonconvertible, nonvoting, nonparticipating, cumulative and redeemable. Such shares enjoy preference in case of liquidation but are excluded from the preemptive rights in the issuance of preferred and common shares.

On July 27 and August 2, 2004, the Parent Company's BOD authorized the offer and issuance of 255,000,000 and 171,900,000 redeemable preferred shares, respectively. The issuances were designated as Tranche 1 Series A and Tranche 2 Series A, respectively. On said dates, the BOD further resolved that the preferred stock shall have a par value of ₱1.00 per share and an issue price of ₱5.00 per share, and shall be redeemed on the fifth year from issue date. The dividend rate shall be 12.00% and 11.75% respectively, and shall be payable quarterly until final redemption. The Parent Company shall establish a sinking fund for the preferred stock and for the

sole purpose of providing funds to pay the redemption value amounting to ₱3.9 billion, not later than thirty (30) days after issue date.

13. Equity

As of March 31, 2008 and December 31, 2007, the details of the Parent Company's common stock follow:

Authorized shares	12,850,800,000
Par value per share	₱1.00
Issued	6,895,273,657

Capital Management

The primary objective of the Group's capital management is to ensure that it maintains healthy capital ratios in order to support its business and maximize shareholder value. The Group manages its capital structure and makes adjustments to these ratios in light of changes in economic conditions and the risk characteristics of its activities. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividend payment to shareholders, return capital structure or issue capital securities. No changes have been made in the objective, policies and processes as they have been applied in previous years.

The Group monitors its use of capital structure using a debt-to-capital ratio which is gross debt divided by total capital. The Group includes within gross debt all interest-bearing loans and borrowings, while capital represents total equity. Following is a computation of the Group's debt-to-capital ratio as of March 31, 2008 and December 31, 2007.

	March 31, 2008 (Unaudited)	December 31, 2007 (Audited)
(a) Gross debt		
Short-term debt (Note 22)	**₱19,124,894**	₱17,256,286
Long-term debt (Note 22)	**64,183,664**	62,752,719
Cumulative preferred shares (Note 23)	**2,107,819**	2,107,819
	₱85,416,377	₱82,116,824
(b) Capital	**₱99,153,768**	₱99,382,748
(c) Debt-to-capital ratio (a/c)	**0.86:1**	0.83:1

The Group's policy is to keep the debt-to-capital ratio at the 1.5:1 level.

14. Earnings Per Share

Basic EPS is calculated by dividing the net income for the year attributable to common shareholders divided by the weighted average number of common shares outstanding (adjusted for any stock dividends).

The following reflects the income and share data used in the basic/dilutive EPS computations:

	March 31, 2008	March 31, 2007
Net income applicable to common stock	₱675,850	₱1,745,880
Weighted average number of common shares	6,797,191,657	6,797,191,657
Basic/dilutive EPS	₱0.10	₱0.26

To calculate EPS amounts for the discontinued operation, the weighted average number of ordinary shares for basic amount is as per table above. The following table provides the profit figure used as the numerator:

	March 31, 2008	March 31, 2007
Net income (loss) attributable to ordinary equity holders of the parent from a discontinued operation for basic EPS calculations	₱25,928	(₱7,170)

15. Events After Balance Sheet Date

On April 22, 2008, the Parent Company incorporated a new wholly-owned subsidiary, JG Summit Olefins Corp. for the purpose of operating and maintaining a naphtha cracker plant.

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

RECEIVED 2008 JUL 15 A 11:2

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Reply to the PSE OdiSy letter dated May 8, 2008 regarding the news article entitled "Gokongwei offers to buy gov't stake in Petron"

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number — LCU

Document I.D. — Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **May 8, 2008**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see the following attached documents:

Annex "A"- Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated May 8, 2008 in response to the PSE ODiSy letter in Annex "B" below.

Annex "B"- ODiSy letter of PSE to the Company dated May 8, 2008 requesting the Company to confirm/deny the veracity of the information contained in, and provide additional information, if any, on the news article in Annex "C" below.

Annex "C"- News article entitled "Gokongwei offers to buy gov't stake in Petron" which appeared in the May 8, 2008 issue of the Philippine Daily Inquirer.

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

May 8, 2008
(Date)

/jbb/

ANNEX "A"

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

May 8, 2008

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Atty. Pete M. Malabanan
Head, Disclosure Department

Ms. Christina Marie C. Fortes
Analyst, Disclosure Department

Gentlemen:

We refer to your letter dated May 8, 2008 requesting us to confirm/deny the veracity of the information contained in and to provide additional information, if any, on the news article entitled "Gokongwei offers to buy gov't. stake in Petron" published in the May 8, 2008 issue of the Philippine Daily Inquirer which reported in part that:

> *"THE GOKONGWEI-OWNED JG Summit Petrochemical Corp. has offered to buy the government's 40-percent stake in Petron Corp. for P24.6 billion.... JG Summit president and chief operating officer Lance Gokongwei said the company was interested in acquiring the Petron shares for P6.55 each..."*

We confirm the statements mentioned above.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

ANNEX "B"

ODiSy

4th Floor, Philippine Stock Exchange Center,
Exchange Road, Ortigas Center, Pasig City
Trunkline: 688-7600 loc. 7512-7519
Fax. No. 636-0809

Company	:	**JG SUMMIT HOLDINGS, INC.**
Attention	:	**Atty. Rosalinda F. Rivera** ***Corporate Secretary***
Subject	:	**"Gokongwei offers to buy gov't stake in Petron"**
Date	:	**Thursday, May 08, 2008**

Ladies and Gentlemen:

We write with respect to the attached news article entitled "Gokongwei offers to buy gov't stake in Petron" published in the May 8, 2008 issue of the *Philippine Daily Inquirer*. The article reported in part that:

> THE GOKONGWEI-OWNED JG Summit Petrochemical Corp. has offered to buy the government's 40-percent stake in Petron Corp. for P24.6 billion.... JG Summit president and chief operating officer Lance Gokongwei said the company was interested in acquiring the Petron shares for P6.55 each...

Please confirm/deny the veracity of the above-quoted news article and provide additional information, if any, via **ODiSy before 9:00 a.m. tomorrow, May 9, 2008,** so that we may properly apprise the Trading Participants and the investing public of the same.

Very truly yours,

(Original Signed)
CHRISTINA MARIE C. FORTES
Analyst, Disclosure Department

Noted by:

(Original Signed)
ATTY. PETE M. MALABANAN
Head, Disclosure Department

Gokongwei offers to buy gov't stake in Petron

Taipan willing to pay P24.6B for 40% interest

By Abigail L. Ho

THE GOKONGWEI-OWNED JG Summit Petrochemical Corp. has offered to buy the government's 40-percent stake in Petron Corp. for P24.6 billion.

In a letter to Energy Secretary Angelo Reyes, who is concurrently ex-officio chair of Philippine National Oil Co., JG Summit president and chief operating officer Lance Gokongwei said the company was interested in acquiring the Petron shares for P6.55 each.

The government, through PNOC, has 3.75 billion shares in the oil refiner.

The PNOC board will meet today to decide what it would do with regard to the Ashmore Group's offer to buy the 40-percent stake of Aramco Overseas Co. in Petron.

PNOC had 60 days from March 13, when it received notice from Aramco of Ashmore's purchase offer, to exercise its right of first refusal. That 60-day period will end on May 12.

In an earlier interview, Finance Secretary Margarito Teves said the possibility of the government divesting its Petron stake was also on the table, but no decision either way had been made yet.

"That would come in the second semester," he said.

In a separate interview, Reyes said there had been offers from some groups to buy the government's Petron stake.

One of those that had expressed its intent was Morgan Stanley, he told reporters yesterday.

"There are two options available to us: Either we exercise our right of first refusal or identify an eligible third party to exercise that right. We'll discuss that during our board meeting tomorrow (May 8)," he said.

PNOC has tapped the state-owned Development Bank of the Philippines and ING Bank to serve as its financial advisers with regard to Ashmore's proposal to purchase Aramco's stake in Petron.

Philippine Daily Inquirer May 8, 2008

END